

One for the Record Books.

We opened our 3,000th drive-in.

Average unit volume broke the $1 million mark.

Same-store sales increased 6.0%.

Return on equity topped 20% for the 6th straight year.



PROCESSED
DEC 27
THOMSON
FINANCIAL

2005 Annual Report to Stockholders



Sonic began in 1953 in Shawnee, Oklahoma. Today, we franchise and operate the largest chain of drive-in restaurants in the country, with more than 3,000 Sonic Drive-Ins from coast to coast and in northern Mexico.

Our drive-in restaurant experience, together with a unique menu and personalized carhop service, position us as one of the most highly differentiated concepts in the quick-service restaurant industry (QSR). Sonic Drive-Ins feature signature items, offering made-when-you-order hamburgers, Extra-Long Cheese Coneys, wraps, and other sandwiches, hand-battered Onion Rings, Tater Tots, and a variety of Frozen Favorites® desserts and Fountain Favorites® drinks, including Cherry Limeades, Slushes and Cream Pie Shakes. Sonic also offers a variety of choices for health-conscious customers, including Fresh Tastes™ salads and several low-calorie drinks, including a diet version of our classic Cherry Limeade.

At a typical Sonic Drive-In, customers park in one of 24 to 36 canopy-covered spaces and place orders through an intercom speaker system. A carhop delivers the customer's order curbside, usually within four minutes. Customers also may stop at a drive-thru window at most Sonics.

Financial Highlights	2005	2004	% Change
	($ in thousands, except per share data)		
Operations (for the year)			
Total revenues	**$ 623,066**	$ 536,446	16%
Income from operations	**$ 124,206**	$ 106,114	17%
Net income	**$ 75,381**	$ 63,015	20%
Net income per diluted share	**$ 1.21**	$ 1.02	19%
Return on average stockholders' equity	**21.0%**	21.0%	
Financial Position (at year's end)			
Total assets	**$ 563,316**	$ 518,633	9%
Stockholders' equity	**$ 384,539**	$ 334,762	15%
System Information (for the year or at year's end)			
Partner drive-ins [1]	**574**	539	6%
Franchise drive-ins	**2,465**	2,346	5%
System-wide drive-ins [2]	**3,039**	2,885	5%
System-wide average drive-in sales [2]	**$ 1,023**	$ 964	6%
Change in system-wide sales [2]	**12.4%**	13.1%	
Change in system-wide same-store sales [2,3]	**6.0%**	6.5%	









[1] Partner drive-ins are those Sonic Drive-Ins in which we own a majority interest, typically at least 60%. Most supervisors and managers of partner drive-ins own a minority equity interest.

[2] *System-wide information, which combines partner drive-in and franchise drive-in information, is a non-GAAP measure. We believe system-wide information is useful in analyzing the growth of the Sonic brand as well as our revenues, since franchisees pay royalties based on a percentage of sales.*

[3] Changes in same-store sales based on drive-ins open for at least 15 months.

How did you do that?

To Our Stockholders

In 2005, financially and operationally, we achieved new performance milestones that underscore the success of our brand-building strategies and reveal the potential we have to sustain this momentum in the future.

For instance, during the past year we crested an important mark, opening drive-in number 3,000 on the way to a year-end total of 3,039. Importantly, we also witnessed ongoing volume growth concurrent with the expansion of our chain, as system-wide average unit volume surpassed the $1 million level for the first time. This feat, in turn, reflected the underlying success of sales-driving strategies that led to another year of solid same-store sales growth in tandem with higher franchise income.

Each of these factors – together with many others – helped continue the strong returns we have achieved for our stockholders. Total revenues for the year rose 16% to $623 million and, with the benefit of continued expense leverage, we were able to translate this increase into 20% bottom-line growth as net income advanced to $75 million or $1.21 per diluted share. These earnings represented a 21% return on average equity for 2005 – the sixth consecutive year that ROE has been above 20% and an accomplishment that we think places Sonic in rare company these days.

With all the exhilaration of a championship season, 2005 demonstrated the increasing power of the Sonic brand and our continued success in reaching current and potential customers in new and exciting ways. In a broader context, looking at our industry and Sonic's past several years for perspective, we clearly have enjoyed exceptional growth in our business and with our brand.

million dollars in marketing to be spent next year

It's accurate to think of our forward progress in terms of a series of ongoing initiatives that collectively provide synergy for the Sonic brand. This is what we have referred to in the past as our multi-layered growth strategy. Same-store sales growth – organic expansion within our existing chain – has been one of the key elements of this strategy. During 2005, we again notched one of our strongest years ever, with 6.0% system-wide same-store sales growth on top of the 6.5% increase we registered in 2004! This past year also marked the nineteenth consecutive year of positive system-wide same-store sales for Sonic, an incredible record for any company.

Importantly, our higher same-store sales have occurred in two notable ways. First, sales at our partner drive-ins outpaced those at franchise drive-ins as we continued to close the performance gap between the two. Since 2002, we have worked to "Zap the Gap" between the average sales volume of our partner and franchise drive-ins, cutting the difference 43% over that time. Second, our same-store sales growth in 2005 was more robust in developing markets, which not too many years ago tended to lag behind our core markets. In both areas – sales growth for partner drive-ins and those drive-ins in developing markets – these welcome trends have now extended for almost two full years.



Sonic is distinctively different.

With an exciting blend of past and future, our drive-in setting makes Sonic one of the most highly differentiated concepts in QSR.





Strong growth in core and developing markets.

Our strong development program is one of the key drivers accounting for Sonic's continued growth. In 2005, we opened 175 new drive-ins, including our 3,000th location, continuing an aggressive pace of new drive-in openings that began several years ago. In fact, in the past five years we have expanded our chain by more than 40% through the addition of more than 900 new Sonic Drive-Ins – taking us deeper into our nine core-market states and extending our reach outward to developing markets coast to coast. Even so, our pipeline for new drive-ins remains as strong as ever, with attractive expansion opportunities across existing and potential markets. To support and advance this growth, we have steadily increased our media expenditures over the years to build brand awareness and introduce Sonic to customers in new markets. We plan to continue that trend again next year with another 12% increase, which should drive media expenditures to $140 million. Importantly, we'll also continue to devote an equal proportion of our media expenditures toward cable advertising, which has benefited all markets and has been particularly effective in our developing markets.



Photograph here and on page 8 © Copyright 2005, The NASDAQ Stock Market, Inc. Reprinted with the permission of The NASDAQ Stock Market, Inc.




SONIC



Our sales success speaks directly to the breadth and interest of Sonic's menu and the variety continually introduced through our new product news. Looking across all quick-service restaurants, our menu stands out uniquely in a crowded market, and that's just the starting point. All of our menu items are available at any time of the day and can be customized with virtually endless flavor combinations and toppings. This means unparalleled choice for our customers to satisfy a craving, try something new for a change, or settle disagreements about where to eat during that all-important lunch hour.

Much of our sales growth also reflects a shift in the way we view our business, which started with the introduction of our expanded selection of drinks and desserts in 1996. With those steps, we began to look at sales in terms of day parts and not just products. Ten years ago, our sales were predominantly centered around the lunch and dinner timeframes, with little in the way of mid-afternoon and after-dinner business and virtually no morning sales at all since we had not yet developed our breakfast menu. Fountain Favorites® and Frozen Favorites® changed all of that, giving us attractive draws for off-peak snack times and growing to almost one-third of our overall menu mix. Now with a breakfast menu, our morning day part has grown to represent about 11% of sales, continuing this broad initiative to help balance our business throughout the day. The introduction of breakfast also has had profound and beneficial effects on how we manage and staff our drive-ins.

Of course, a great menu needs a voice, so another significant feature of our growth strategy involves putting more media dollars behind our products and making those dollars more effective in the way they reach our customers. To do this, we have continued to increase our media spending, pushing the total up to $125 million in 2005. This higher spending, which has increased our share of voice to the market, has had a direct impact on our system-wide average unit volume, helping to increase it 6% in 2005 to break the $1 million mark for the first time.

An important aspect of our media plan has been to focus a steadily higher proportion to advertising beyond the three legacy television networks. Viewing habits continue to undergo dramatic change, marked by the successful growth of new networks and increased competition from cable channels. This media evolution has challenged us to remain relevant and in touch with our customers, and at the same time it has presented new opportunities for us to build our brand. To address both, we devoted roughly one-half of our total media spending in 2005 to network cable advertising. This piece, which nearly doubled in just one year, provides us increased flexibility and efficiency to reach viewers where they are and deliver multiple messages on several levels to different consumers, whether our advertising is product-centric or day-part driven.

On top of this media evolution, competition for our customers' time and attention is coming from all directions, including the World Wide Web. We see this as an attractive opportunity to communicate using more unconventional means, so during 2005 we continued to develop our consumer web site and Sonic Cruisers section to place new product news, fun, games, and information squarely in front of this savvy audience – which, by the way, cuts across all generations and customer segments. Hundreds of thousands of Cruisers have now registered with us, providing Sonic with important feedback and an excellent learning laboratory on what moves consumers.

breakfast now,
or all day long

We offer uncommon variety.

From signature Tater Tots to Diet Cherry Limeades, from Grilled Chicken Salads to a Sonic Blast®, there's something for everyone at Sonic.

Staying relevant with customers.

One stop at Sonic tells you that this is no ordinary "fast-food place," and one glance at our menu tells you that the choices are actually quite extraordinary. Sure, we have the things a lot of people expect, including burgers, fries and cold drinks. At Sonic, however, you'll also find fresh and delicious choices seldom seen elsewhere. Take our signature Tater Tots and hand-battered Onion Rings, Extra-Long Cheese Coneys, add our famous Cherry Limeade or other stars from an expansive line of Fountain Favorites® drinks, and top them off with amazing Frozen Favorites® desserts like our incredible Banana Split. Remaining relevant with consumer interests, we've continued to build on these Sonic classics with new menu items like our Fresh Tastes™ salads, including our new Santa Fe Grilled Chicken Salad, or our line of chicken wraps for tasty sandwich alternatives. In 2003, we extended this unique thinking to the morning hours, bringing a Sonic attitude to our new breakfast menu to help build our business across the day. Lately, we have taken additional measures to stay in step with changing customer preferences, rolling out a new credit card payment system that's easy and convenient, and introducing the My SONIC™ card, which adds even greater flexibility to how customers pay and helps increase their loyalty.




Slushes, Shakes,

You can't beat carhop service

Outside of these efforts, we continue to strive for customer relevance in everything we do. One of the more significant steps we took during the past year was the development of our pay-at-your-stall, or PAYS, program. PAYS automates this process with a card reader at each stall, allowing our customers to swipe their credit card and approve the transaction before the order is delivered. In our partner drive-ins, where the PAYS roll-out was completed this year, we've seen a dramatic increase in the percentage of sales involving credit cards, and the average ticket amount for these transactions is considerably higher than non-credit card transactions. PAYS, which will be installed in all drive-ins by the end of calendar 2006, also was instrumental in the development of the My SONIC™ card – our own reloadable, stored-value card that's quickly becoming a favorite among our customers as a gift or convenience card, and as an easy alternative to cash.

Arguably, the centerpiece of our multi-layered growth strategy lies with new drive-in development. During 2005, as in the past, our franchisees led this effort by opening 138 of the year's 175 new drive-ins. Much of our overall expansion occurred in core states, as we continued to capitalize on the efficiency gained by building our presence in these markets. At the same time, a significant number of these new drive-ins opened in attractive developing markets like Florida, Georgia, Alabama, Arizona, and California.

It is important to understand the long-term and cyclical nature of the development process and the catalysts that pace our expansion. As you might expect, ultimately, our new drive-in openings correlate with profit potential and tend to accelerate following periods of higher drive-in profits. With the success of our strategies over the past several years, our average drive-in level profit grew handsomely in 2005 to a record amount. With this in mind, our new drive-in pipeline is as strong as ever.

In the coming year, we anticipate that new drive-in openings will accelerate to a range of between 180 and 190, again led by the efforts of our loyal and dedicated franchisees. We have taken a conservative stance in this outlook because of the lingering impact of hurricanes along the Gulf Coast in late summer and early fall, which temporarily disrupted operations at a number of our drive-ins. Fortunately, only about 15 of these were seriously damaged, requiring an extended period for repairs.

Not all of our progress in 2005 was evident in the year's "stats." As our fiscal year was coming to a close, we were pleased to name Todd Townsend to the position of Chief Marketing Officer. A native Oklahoman and longtime Sonic fan, Todd spent the past nine years in the technology industry, most recently with Yahoo! in Sunnyvale, California, and he also brings to this new position many years of agency experience with Leo Burnett in Chicago. We are excited about the skills and capabilities he brings to the position and we believe his unique background will help us build customer relationships in a new age of emerging opportunities and converging technologies.

Carhops deliver, with Sonic style.

In true Sonic tradition, our carhops speed curbside with fresh, made-when-you-order food, just minutes after an order is placed.

It's real here.

The Sonic difference stands out from the moment you first pull into the drive-in. Many customers will fondly recall how much fun they used to be (and still are!), while younger people have the chance to discover the feel-good appeal that has charmed past generations. Then, there are the menu boards, spanning both sides of the car, with a range of choices above and beyond the typical quick-service fare; and that's just for openers. Virtually everything on Sonic's menu can be customized with additional flavors and toppings, taking a diverse menu to limits bounded only by our customers' imaginations. Unlike most other places, however, Sonic completes the dining experience with authentic carhops – service in motion for our customers and a way of assuring satisfaction that's not likely to be topped elsewhere. Carhop service at Sonic is about more than just food delivery. Sure, they make Sonic more fun to visit and add to a nostalgic setting, but carhops also are our not-so-secret weapon when it comes to winning customers and building loyalty. Car-side delivery by our carhops provides surprise-and-delight service that allows us to make sure customers are completely satisfied. Later, check-backs with our famous "Smile Tray," complete with extra condiments and Sonic peppermints, help cap what we think is the most unique dining experience among quick-service restaurants. Carhop service makes Sonic the real deal.




SONIC

While increasing our bench strength last year, we have also worked to strengthen Sonic's Board oversight through the addition of an independent, highly qualified director. In June, Michael J. Maples, who was Executive Vice President of Microsoft Corporation and a member of its Office of the President until his retirement in 1995, joined our Board. Mike brings uncommon insight and perspective to Sonic in the areas of technology, product development, and marketing, and will add measurably to the quality and experience of the Board.

of our chain is franchise operated

I think the one accomplishment of 2005 that will likely benefit us most in the years ahead is the way we built on the momentum with which we started the year. So, how do we keep that going? How do we repeat our landmark success from last year, especially considering an intensifying competitive environment and challenges created by higher prices at the fuel pump? First, we gain a sense of confidence about these questions because of the fundamental strength of our business, which produced strong sales in a year already laboring under many of the same pressures. We think our unique brand position, characterized by one of the most eclectic menus around, classic carhop service, and the exciting, retro-future setting of our drive-ins, makes Sonic one of the most highly differentiated concepts in QSR. Second, we believe the rapid and significant growth we have experienced in drive-in level profits will continue to provide a direct catalyst for new drive-in development to foster additional growth in the years to come. Lastly, the value proposition that Sonic offers is compelling, in our view, especially in times like these. Meals away from home will no doubt remain an essential part of the busy family's lifestyle today. In the end, customers will trade for the greatest overall package of value, convenience, quality, and taste, and no one puts that package together quite like Sonic.

Before I end, allow me to reflect on one final record. During fiscal 2005, I marked my tenth year as Chief Executive Officer for Sonic. It's been a wonderful time for me personally, seeing this chain come together with an unparalleled level of trust and confidence growing between our company and its franchisees. I am honored to have played my role in that success and, seeing what we have all accomplished together over the past decade, I am even more excited about the years ahead of me with Sonic.

Sincerely,



Clifford Hudson
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT



We promote a culture of opportunity.

Sonic pairs franchisor leadership with the entrepreneurial perspective of its franchisees to create opportunities for everyone associated with the brand.

Incentives for future growth.

With more than 80% of the chain's drive-ins operated by franchisees, Sonic, as the franchisor, has a unique perspective on the factors that motivate superior performance. The company has benefited from the entrepreneurial spirit of its franchisees, who have dedicated themselves to building hundreds of successful small businesses. It has seen franchisees take the lead in expanding the chain, developing new systems, and innovating new products, like those on our Frozen Favorites® dessert menu. Importantly, this first-hand, grass-roots market knowledge is shared and applied across the Sonic system for the benefit of all operators. We've adopted the same economic principles and drivers in our partner drive-in operations that have been the catalyst for growth within our franchise base, creating the same incentives that come only with an ownership interest. With this equity framework, and drawing on the best practices of our franchisees, we've continued to improve partner drive-in performance with our "Zap the Gap" program, closing the sales gap between partner and franchise drive-ins. With a strong franchisor-franchisee relationship – perhaps the best in the industry – there has been plenty of success to go around as operators enjoyed another record year of sales and profits in 2005. These drivers remain in place to extend Sonic's growth in future years.



***Buddy McClain** (lower right), **Cary Harvey** (left), **Bruce Vaughn** (upper right), and **Curtis Hare** (center), run the McClain Harvey Vaughn Group, one of Sonic's largest franchise organizations and a key developer in the growing Florida market. With a tight bond that began in grade school, Buddy, Bruce and Curtis, along with Cary, have formed one of the most successful Sonic businesses to date.*



Sonic at a Glance













System-Wide Store Locations



Selected Financial Data

	Year ended August 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
Income Statement Data:					
Partner Drive-In sales	**$525,988**	$ 449,585	$ 371,518	$ 330,707	$ 267,463
Franchise Drive-Ins:					
Franchise royalties	**88,027**	77,518	66,431	61,392	54,220
Franchise fees	**4,311**	4,958	4,674	4,020	4,408
Other	**4,740**	4,385	4,017	4,043	4,547
Total revenues	**623,066**	536,446	446,640	400,162	330,638
Cost of Partner Drive-In sales	**421,906**	358,859	291,764	257,057	207,782
Selling, general and administrative	**40,746**	38,270	35,426	33,444	30,602
Depreciation and amortization	**35,821**	32,528	29,223	26,078	23,855
Provision for impairment of long-lived assets	**387**	675	727	1,261	792
Total expenses	**498,860**	430,332	357,140	317,840	263,031
Income from operations	**124,206**	106,114	89,500	82,322	67,607
Net interest expense	**5,785**	6,378	6,216	6,319	5,525
Income before income taxes	**$118,421**	$ 99,736	$ 83,284	$ 76,003	$ 62,082
Net income	**$ 75,381**	$ 63,015	$ 52,261	$ 47,692	$ 38,956
Income per share [1]:					
Basic	**$ 1.26**	$ 1.06	$ .89	$ .79	$ .65
Diluted	**$ 1.21**	$ 1.02	$ .86	$ .75	$ .62
Weighted average shares used in calculation [1]:					
Basic	**59,995**	59,314	58,465	60,234	59,774
Diluted	**62,431**	61,654	60,910	63,310	62,598
Balance Sheet Data:					
Working capital (deficit)	**$ (30,093)**	$ (14,537)	$ (2,875)	$ (12,942)	$ (3,335)
Property, equipment and capital leases, net	**422,825**	376,315	345,551	305,286	273,198
Total assets	**563,316**	518,633	486,119	405,356	358,000
Obligations under capital leases (including current portion)	**38,525**	40,531	27,929	12,938	13,688
Long-term debt (including current portion)	**60,195**	82,169	139,587	109,375	109,168
Stockholders' equity	**384,539**	334,762	265,398	230,670	200,719
Cash dividends declared per common share	-	-	-	-	-

[1] Adjusted for a 3-for-2 stock split in 2004 and 2002

Overview

Description of the Business. Sonic operates and franchises the largest chain of drive-ins in the United States. As of August 31, 2005, the Sonic system was comprised of 3,039 drive-ins, of which 19% or 574 were Partner Drive-Ins and 81% or 2,465 were Franchise Drive-Ins. Sonic Drive-Ins feature Sonic signature items, such as specialty soft drinks including Cherry Limeades and slushes, frozen desserts, made-when-you-order sandwiches and hamburgers, Extra-Long Cheese Coneys, hand-battered Onion Rings, Tater Tots, salads, and wraps. We derive our revenues primarily from Partner Drive-In sales and royalties from franchisees. We also receive revenues from initial franchise fees. To a lesser extent, we also receive income from the selling and leasing of signs and real estate, as well as from minority ownership interests in a few Franchise Drive-Ins.

Costs of Partner Drive-In sales, including minority interest in earnings of drive-ins, relate directly to Partner Drive-In sales. Other expenses, such as depreciation, amortization, and general and administrative expenses, relate to the Company's franchising operations, as well as Partner Drive-In operations. Our revenues and expenses are directly affected by the number and sales volumes of Partner Drive-Ins. Our revenues and, to a lesser extent, expenses also are affected by the number and sales volumes of Franchise Drive-Ins. Initial franchise fees and franchise royalties are directly affected by the number of Franchise Drive-In openings.

Overview of Business Performance. Business performance was strong during fiscal year 2005 as net income increased 19.6% and earnings per share increased 18.6% to $1.21 per diluted share.

The Sonic brand achieved several milestones during fiscal year 2005, including:

- Surpassing the $1.0 million mark in system-wide average unit volumes;
- Opening of the 3,000th Sonic Drive-In; and
- Our 19th consecutive year of higher system-wide same-store sales.

We continue to experience considerable momentum in our business fueled by strong growth in same-store sales that, despite some pressure on store-level operating costs during the year, led to a significant increase in system-wide average profit per store. The rise in store-level profits, in turn, helped produce a solid number of new drive-in openings by franchisees. We believe these results reflect our multi-layered growth strategy that features the following components:

- Solid same-store sales growth;
- Increased franchising income stemming from solid same-store sales growth and our unique ascending royalty rate;
- Expansion of the Sonic brand through new-unit growth, particularly by franchisees;
- Operating leverage at both the drive-in level and the corporate level; and
- The use of excess operating cash flow for franchise acquisitions and share repurchases.

Looking forward, these strategies are expected to continue to positively impact our business. We expect revenue growth of between 13% and 15% for fiscal year 2006, based upon same-store sales growth in the target range of 2% to 4%. This increase in revenues includes the expected benefit from 15 Franchise Drive-Ins which were acquired by the Company effective September 1, 2005.

The following table provides information regarding the number of Partner Drive-Ins and Franchise Drive-Ins in operation as of the end of the periods indicated as well as the system-wide growth in sales and average unit volume. System-wide information includes both Partner Drive-In and Franchise Drive-In information, which we believe is useful in analyzing the growth of the brand as well as the Company's revenues since franchisees pay royalties based on a percentage of sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations

	System-Wide Performance		
	Year Ended August 31,		
	2005	2004	2003
	($ in thousands)		
Percentage increase in sales	**12.4%**	13.1%	7.0%
System-wide drive-ins in operation:			
Total at beginning of period	**2,885**	2,706	2,533
Opened	**175**	188	194
Closed (net of re-openings)	**(21)**	(9)	(21)
Total at end of period	**3,039**	2,885	2,706
Core markets	**2,165**	2,059	1,977
Developing markets	**874**	826	729
All markets	**3,039**	2,885	2,706
Average sales per drive-in:			
Core markets	**$ 1,059**	$ 1,004	$ 947
Developing markets	**934**	861	802
All markets	**1,023**	964	907
Change in same-store sales [1]:			
Core markets	**5.6%**	6.4%	0.5%
Developing markets	**7.4**	6.8	(1.2)
All markets	**6.0**	6.5	0.3

[1] Represents percentage change for drive-ins open for a minimum of 15 months.

System-wide same-store sales increased 6.0% during fiscal year 2005, largely as a result of traffic growth (an increase in the number of transactions) across all day parts (e.g. morning, lunch, afternoon, dinner, and evening). Additionally, a lesser portion of the growth came from an increase in the average check (the average amount spent per transaction). This marked our 19th consecutive year of positive same-store sales. We believe our strong sales performance is a direct consequence of our specific sales-driving initiatives including, but not limited to:

- Growth in brand awareness through increased media spending and greater use of network cable advertising;
- Strong promotions and new product news focused on quality and expanded choices for our customers;
- Continued growth of our business in non-traditional day parts including the morning, afternoon, and evening day parts, which saw solid increases in sales; and
- Use of technology to reach customers and improve the customer experience.

During fiscal year 2005, our total system-wide media expenditures were approximately $125 million as compared to $110 million in fiscal year 2004, which we believe continues to increase overall brand awareness and strengthen our share of voice relative to our competitors. We have also shifted more of our marketing dollars to our system-wide marketing fund efforts, which are largely used for network cable television advertising, growing this area of our advertising from approximately $32 million in fiscal year 2004 to approximately $60 million in fiscal year 2005. We believe increased network cable advertising provides several benefits including the ability to more effectively target and better reach the cable audience, which has now surpassed broadcast networks in terms of viewership. In addition, national cable advertising also allows us to bring additional depth to our media and expand our message beyond our traditional emphasis on a single monthly promotion. Looking forward, we expect system-wide media expenditures to be approximately $140 million in fiscal 2006. The system-wide marketing fund portion will again represent approximately one-half of total media expenditures for fiscal 2006.

We continue to use our monthly promotions to highlight our distinctive food offerings and to feature new products. We also use our promotions and product news to create a strong emotional link with consumers and to align closely with consumer trends for fresh ingredients, customization, menu variety and choice. During the past year, our new product offerings showcased the breadth of our menu and emphasized the opportunity for choice at Sonic. We will continue to have new product news in the coming months, all designed to meet customers' evolving taste preferences including the growing desire for fresh, quality product offerings and healthier alternatives.

We continue to promote the expansion of our business in non-traditional day parts (morning, afternoon, and evening). The momentum in our evening business, which rose significantly with the return of our Sonic Nights

initiative in the summer of fiscal year 2004, continued through fiscal year 2005. Every day part, including lunch and dinner, showed positive growth during fiscal year 2005 compared to fiscal year 2004, and we believe we have continuing opportunity to grow our non-traditional day parts like afternoon and evening throughout fiscal year 2006.

Implementation of the PAYS program, which began in the fall of 2003, was completed in the remainder of our Partner Drive-Ins during the second quarter of fiscal year 2005. Under the PAYS program, a credit card terminal is added to each drive-in stall to facilitate credit and debit card transactions. Rollout to Franchise Drive-Ins began in February 2005 and is expected to be completed system-wide by the end of calendar year 2006. The average investment to install PAYS in a typical Sonic Drive-In is approximately $25 thousand. In evaluating this initiative, we have targeted an "increased sales to investment ratio" of 1 to 1, and it has been our experience that the installation of the PAYS program has generally met and often exceeds this target.

A highlight of fiscal year 2005 was reaching the $1.0 million mark for system-wide average unit volumes. Another positive trend that has continued for seven consecutive quarters is the performance of developing markets relative to core markets. System-wide same-store sales in developing markets outpaced same-store sales in core markets, increasing 7.4% during fiscal year 2005 on top of a 6.8% increase in fiscal year 2004. We believe this increase was primarily due to additional spending on national cable, which has benefited all of our markets, and particularly our developing markets. From an average unit volume standpoint, developing markets, which represent roughly 29% of the store base, increased 8.5% continuing the positive trend of the last year and well ahead of the average unit volume increase in core markets which increased 5.5%.

Another milestone reached during fiscal year 2005 was the opening of Sonic's 3,000th drive-in. We opened 175 new drive-ins during fiscal year 2005, consisting of 37 Partner Drive-Ins and 138 Franchise Drive-Ins, down slightly from 188 drive-in openings during fiscal year 2004 (21 Partner Drive-Ins and 167 Franchise Drive-Ins). Looking forward, the Company expects to open 180 to 190 new drive-ins during fiscal year 2006, including 150 to 160 by franchisees.

Results of Operations

Revenues. Total revenues increased 16.1% to $623.1 million in fiscal year 2005 from $536.4 million during fiscal year 2004. The increase in revenues primarily relates to strong sales growth for Partner Drive-Ins and, to a lesser extent, a rise in franchising income.

Revenues

	Year Ended August 31,		Increase/	Percent Increase/
	2005	2004	(Decrease)	(Decrease)
	(In thousands)			
Revenues:				
Partner Drive-In sales	**$ 525,988**	$ 449,585	$ 76,403	17.0%
Franchise revenues:				
Franchise royalties	**88,027**	77,518	10,509	13.6
Franchise fees	**4,311**	4,958	(647)	(13.0)
Other	**4,740**	4,385	355	8.1
Total revenues	**$ 623,066**	$ 536,446	$ 86,620	16.1

	Year Ended August 31,		Increase/	Percent Increase/
	2004	2003	(Decrease)	(Decrease)
	(In thousands)			
Revenues:				
Partner Drive-In sales	$ 449,585	$ 371,518	$ 78,067	21.0%
Franchise revenues:				
Franchise royalties	77,518	66,431	11,087	16.7
Franchise fees	4,958	4,674	284	6.1
Other	4,385	4,017	368	9.2
Total revenues	$ 536,446	$ 446,640	$ 89,806	20.1

The following table reflects the growth in Partner Drive-In sales and changes in comparable drive-in sales for Partner Drive-Ins. It also presents information about average unit volumes and the number of Partner Drive-Ins, which is useful in analyzing the growth of Partner Drive-In sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations

	Partner Drive-In Sales Year Ended August 31,		
	2005	2004	2003
	($ in thousands)		
Partner Drive-In sales	**$525,988**	$ 449,585	$ 371,518
Percentage increase	**17.0%**	21.0%	12.3%
Partner Drive-Ins in operation:			
Total at beginning of period	**539**	497	452
Opened	**37**	21	35
Acquired from (sold to) franchisees, net	**(1)**	21	11
Closed	**(1)**	–	(1)
Total at end of period	**574**	539	497
Average sales per Partner Drive-In	**$ 957**	$ 886	$ 799
Percentage increase	**8.0%**	10.9%	1.0%
Change in same-store sales [1]	**7.4%**	7.8%	(0.3)%

[1] Represents percentage change for drive-ins open for a minimum of 15 months.

The increases in Partner Drive-In sales result from newly constructed and acquired drive-ins and same-store sales increases in existing drive-ins, offset by the loss of sales for sold and closed drive-ins.

	Change in Partner Drive-In Sales Year Ended August 31,	
	2005	2004
	($ in thousands)	
Increase from addition of newly constructed drive-ins [1]	**$ 28,184**	$ 23,099
Increase from acquisition of drive-ins [2]	**19,831**	38,378
Increase from same-store sales	**31,109**	28,561
Decrease from drive-ins sold or closed [3]	**(2,721)**	(11,971)
Net increase in Partner Drive-In sales	**$ 76,403**	$ 78,067

[1] Represents the increase for 58 and 55 drive-ins opened since the beginning of the prior fiscal year as of August 31, 2005 and 2004, respectively.
[2] Represents the increase for 28 and 77 drive-ins acquired since the beginning of the prior fiscal year as of August 31, 2005 and 2004, respectively.
[3] Represents the decrease for 9 and 45 drive-ins sold or closed since the beginning of the prior fiscal year as of August 31, 2005 and 2004, respectively.

During fiscal year 2005, same-store sales at Partner Drive-Ins again exceeded the same-store sales performance of our franchisees. The increase in average unit volume was also strong – growing 8.0% during the year as a result of the acquisition of higher volume drive-ins in Colorado in July 2004 as well as strong performance from new stores. Effective July 1, 2005, we rolled over the acquisition of the Colorado drive-ins which accounted for approximately three percentage points of the growth in Partner Drive-In sales during fiscal year 2005.

Beginning in fiscal year 2004, we implemented initiatives designed to close the approximately $130 thousand sales gap in annual average unit volumes between Partner Drive-Ins and Franchise Drive-Ins. To a large degree, this effort is modeled on the best practices of our top-volume Partner and Franchise Drive-Ins. Our intent is to complement the strong profit motive created through our partnership program with strong incentives focused on top-line growth. During fiscal year 2004, this gap narrowed by 25% or approximately $30 thousand per drive-in. During fiscal year 2005, the trend continued as same-store sales growth at Partner Drive-Ins outpaced same-store sales of Franchise Drive-Ins, closing the gap by another $15 thousand.

Over the past several years, we have completed the acquisition of several Franchise Drive-Ins in various markets including the acquisition of 51 drive-ins located in the San Antonio, Texas market in May 2003 and the acquisition of

22 drive-ins located in the Denver and Colorado Springs, Colorado markets in July 2004. Effective September 1, 2005, we acquired 15 franchise drive-ins located in the Tennessee and Kentucky markets. These acquisitions have added and are expected to continue to add to revenue growth and are expected to continue to be accretive to earnings over time. Our acquisitions are focused on higher volume stores with strong store-level management already in place. In addition, the selling franchisee usually retains a significant drive-in base and continues growing with us in other areas. We view these types of acquisitions of drive-ins with proven track records as a very good, lower-risk use of our capital and they remain a very viable potential use of our excess cash flow in future years.

The following table reflects the growth in franchise revenues (franchise royalties and franchise fees) as well as franchise sales, average unit volumes and the number of Franchise Drive-Ins. While we do not record Franchise Drive-In sales as revenues, we believe this information is important in understanding our financial performance since these sales are the basis on which we calculate and record franchise royalties. This information is also indicative of the financial performance of our Franchise Drive-Ins.

	Franchise Information Year Ended August 31,		
	2005	2004	2003
		($ in thousands)	
Franchise fees and royalties [1]	**$ 92,338**	$ 82,476	$ 71,105
Percentage increase	**12.0%**	16.0%	8.7%
Franchise Drive-Ins in operation:			
Total at beginning of period	**2,346**	2,209	2,081
Opened	**138**	167	159
Acquired from (sold to) Company, net	**1**	(21)	(11)
Closed	**(20)**	(9)	(20)
Total at end of period	**2,465**	2,346	2,209
Franchise Drive-In sales	**$ 2,474,133**	$ 2,219,340	$ 1,988,842
Percentage increase	**11.5%**	11.6%	6.1%
Effective royalty rate	**3.56%**	3.49%	3.34%
Average sales per Franchise Drive-In	**$ 1,039**	$ 983	$ 929
Change in same-store sales [2]	**5.8%**	6.2%	0.4%

[1] *See Revenue Recognition Related to Franchise Fees and Royalties in the Critical Accounting Policies and Estimates* section of MD&A.

[2] Represents percentage change for drive-ins open for a minimum of 15 months.

Franchise income, which consists of franchise royalties and franchise fees, increased 12.0% to $92.3 million in fiscal year 2005.

Franchise royalties increased 13.6% to $88.0 million in fiscal year 2005, compared to $77.5 million in fiscal year 2004. Of the $10.5 million increase, approximately $6.3 million resulted from Franchise Drive-Ins' same-store sales growth of 5.8% in fiscal year 2005, combined with an increase in the effective royalty rate to 3.56% during fiscal year 2005 compared to 3.49% during fiscal year 2004. Each of our license agreements contains an ascending royalty rate whereby royalties, as a percentage of sales, increase as sales increase. The balance of the increase was attributable to growth in the number of Franchise Drive-Ins over the prior period.

Franchise royalties increased 16.7% to $77.5 million in fiscal year 2004, compared to $66.4 million in fiscal year 2003. Of the $11.1 million increase, approximately $6.7 million resulted from Franchise Drive-Ins' same-store sales growth of 6.2% in fiscal year 2004, combined with an increase in the effective royalty rate to 3.49% during fiscal year 2004 compared to 3.34% during fiscal year 2003. The balance of the increase was attributable to growth in the number of Franchise Drive-Ins over the prior period.

Franchise fees decreased 13.0% to $4.3 million as franchisees opened 138 new drive-ins in fiscal year 2005 as compared to 167 openings in fiscal year 2004. Franchise fees increased 6.1% to $5.0 million during fiscal 2004 as 167 Franchise Drive-Ins opened compared to 159 during the previous year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

During fiscal year 2005, development on the franchise side was negatively impacted by a number of factors. We had numerous projects affected by various delays caused by zoning and permitting difficulties as well as site specific location and construction issues. We believe this is a direct by-product of a more challenging development environment as much of our development is occurring in harder-to-develop markets, including Florida and California. In addition, since the development cycle tends to be 18 to 24 months long, we are, to some degree, feeling the impact of a slowdown in store profitability during 2003 that tends to create a more cautious approach to development from franchisees.

Looking forward, there has been a strong rise in per store profits over the last 24 months that has positively impacted the pipeline for future franchise development. This is evidenced by 163 area development agreements at the end of fiscal year 2005 representing approximately 635 planned Franchise Drive-In openings over the next few years, compared to 157 such agreements at August 31, 2004 which represented approximately 570 planned Franchise Drive-In openings. Another step that has contributed to growth in the franchise pipeline is the recent planned expansion into a number of new markets, primarily located along the east and west coasts. In the past, our market expansion has been limited to a fewer number of markets at one time; we believe the brand awareness provided by our national cable advertising efforts will support this planned expansion to a greater number of markets.

Twenty Franchise Drive-Ins were closed during fiscal year 2005, which was an increase from the nine Franchise Drive-Ins closed during fiscal year 2004. Fifteen of the closings occurred during the second quarter and related primarily to two weaker franchise operators in two different markets. We do not believe that these drive-in closings are indicative of the Sonic brand's success. We have taken steps to require stronger financial qualifications of new franchisees, which we believe will significantly mitigate this type of risk. In addition, we expect that some of these drive-ins may re-open under new franchisee ownership.

We anticipate 150 to 160 store openings by franchisees during fiscal year 2006. Substantially all of these new drive-ins will open under our newest form of license agreement, which contains a higher average royalty rate and initial opening fee. As a result of these new Franchise Drive-In openings and the continued benefit of the ascending royalty rate, we expect approximately $10 million in incremental franchise fees and royalties in fiscal year 2006.

Operating Expenses. Overall, drive-in cost of operations, as a percentage of Partner Drive-In sales, increased to 80.2% in fiscal year 2005 from 79.8% in fiscal year 2004. Minority interest in earnings of drive-ins is included as a part of cost of sales, in the table below, since it is directly related to Partner Drive-In operations.

	Operating Margins Year Ended August 31,		
	2005	2004	2003
Costs and Expenses [1]:			
Partner Drive-Ins:			
Food and packaging	**26.2%**	26.3%	26.0%
Payroll and other employee benefits	**30.3**	30.2	29.6
Minority interest in earnings of Partner Drive-Ins	**4.1**	4.4	3.9
Other operating expenses	**19.6**	18.9	19.0
Total Partner Drive-In cost of operations	**80.2%**	79.8%	78.5%

[1] As a percentage of Partner Drive-In sales.

Food and packaging costs decreased by 0.1 percentage points during fiscal year 2005 compared to fiscal year 2004 following an increase of 0.3 percentage points during fiscal year 2004 compared to fiscal year 2003. In the early part of the year, we experienced significant, year-over-year increases in several commodities including beef, dairy, and tomatoes. They were offset by menu price increases of approximately 1% in December 2004 and 1.5% in May 2005, as well as abatement of price pressures for these items, particularly dairy, in the latter part of the year. Looking forward, we anticipate that slightly lower year-over-year costs for beef, as well as lower costs for other items will result in lower food and packaging costs, as a percentage of sales, on a year-over-year basis in fiscal year 2006. This favorable outlook may be negatively impacted if energy prices remain high throughout the year.

Labor costs increased by 0.1 percentage points during fiscal year 2005 compared to fiscal year 2004 after an increase of 0.6 percentage points during fiscal year 2004 compared to fiscal year 2003. The slight increase for fiscal year 2005 resulted from staffing increases at the assistant manager level, as well as higher labor costs related to opening newly constructed stores as higher staffing levels were required for pre-opening training and through the initial opening period. The 2004 increase was primarily a result of significant payments made under the sales-based

incentive program for drive-in management as well as higher staffing levels reflecting successful ongoing efforts to reduce turnover at Partner Drive-Ins.

Looking forward, the average wage rate has increased slightly in the last two quarters of fiscal year 2005, although the increase has not been significant to date. We plan to continue making significant payments under our sales incentive program, as we believe it has been a major driver of strong sales performance at Partner Drive-Ins. These increases, however, should be leveraged by higher volumes. As a result, we expect labor costs to be flat to slightly favorable, as a percentage of sales, on a year-over-year basis, in fiscal year 2006.

Minority interest, which reflects our store-level partners' pro-rata share of earnings from our partnership program, increased by $1.6 million during fiscal year 2005, reflecting the increase in average profit per store. During fiscal year 2004, minority interest increased $5.5 million, also reflecting the increase in average profit per store. Overall, we continue to view the partnership program as an integral part of our culture at Sonic and a large factor in the success of our business, and we are pleased that profit distributions to our partners increased during fiscal year 2005. Since we expect our average store level profits to continue to grow in fiscal year 2006, we would expect minority interest to increase in dollar terms but stay relatively flat as a percentage of sales.

Other operating expenses increased by 0.7 percentage points during fiscal year 2005. Costs increased primarily as a result of credit card charges associated with the increase in credit card transactions stemming from the success of the PAYS program, as well as increased repairs and maintenance expenses resulting from a greater focus on the physical appearance of our drive-ins, both inside and outside. Utility costs also increased toward the end of fiscal year 2005 as a result of increased energy prices. During fiscal year 2004, other operating expenses decreased by 0.1 percentage points as the leverage of operating at higher unit volumes more than offset increased costs. Looking forward, we expect cost increases in many of the items listed above, particularly utility costs, to carry over into fiscal year 2006. Our expectations for other operating costs will continue to depend upon future swings in energy costs, but we generally expect that the cost increases will result in other operating expenses increasing 0.25 to 0.50 percentage points, in fiscal year 2006.

To summarize, we are expecting overall restaurant-level margins to be relatively flat during fiscal year 2006 on a year-over-year basis, depending upon the variability in energy costs.

Selling, General and Administrative. Selling, general and administrative expenses increased 6.5% to $40.7 million during fiscal year 2005 and 8.0% to $38.3 million during fiscal year 2004. We continue to see leverage as the growth in these expenses was considerably less than the growth in revenues. As a percentage of total revenues, selling, general and administrative expenses decreased to 6.5% in fiscal year 2005, compared with 7.1% in fiscal year 2004 and 7.9% in fiscal year 2003. Beginning in the first quarter of fiscal year 2006, the Company will adopt FAS 123R which requires the fair value of stock options be charged to expense. The projected impact of adopting this standard is estimated to be additional expense of approximately $8 to $9 million during fiscal year 2006. This expense is expected to be incurred pro-rata over the fiscal year, with the amount increasing slightly in the third and fourth quarters due to the annual grant of options that typically occurs at Sonic's spring board meeting. Excluding the impact of FAS 123R, we anticipate that these costs will increase in the range of 10% to 12% in fiscal year 2006 and to decline as a percentage of sales. This rate of increase is higher than prior years primarily because of increased headcount additions which management believes is necessary to support continued growth in our business.

Depreciation and Amortization. Depreciation and amortization expense increased 10.1% to $35.8 million in fiscal year 2005 due, in part, to additional depreciation stemming from the Colorado acquisition in July 2004. Similarly, depreciation and amortization expense increased 11.3% to $32.5 million in fiscal year 2004 as a result of the San Antonio and Colorado acquisitions, as well as the capital lease on our corporate office space. Capital expenditures, excluding acquisitions, were $85.9 million in fiscal year 2005. Looking forward, with approximately $75 to $80 million in capital expenditures planned for the year, normal depreciation and amortization is expected to increase by approximately 9% to 11% for the year. However, the Company re-evaluated the remaining asset life of certain assets related to the retrofit of Partner Drive-Ins in the late 1990s and has determined that the remaining useful life should be reduced. This reduction will cause an incremental increase in depreciation and amortization over the next four quarters of approximately 7% over the prior year, resulting in an overall expectation that depreciation and amortization will increase in the range of 16% to 18% for the year.

Provision for Impairment of Long-lived Assets. One Partner Drive-In and one property held for disposal became impaired during fiscal year 2005 under the guidelines of FAS 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets." As a result, a total provision for impairment of long-lived assets of $0.4 million was recorded for the carrying costs of these assets in excess of their estimated fair values. One Partner Drive-In became impaired during fiscal year 2004 which resulted in a provision for impairment of $0.7 million to reduce the drive-in's carrying cost to its estimated fair value. During fiscal year 2003, two Partner Drive-Ins became impaired which resulted in a provision for impairment totaling $0.7 million to reduce the drive-ins' carrying cost to their estimated fair value. We continue to perform quarterly analyses of certain underperforming drive-ins. It is reasonably possible that the

estimate of future cash flows associated with these drive-ins may change in the near future resulting in the need to write-down assets associated with one or more of these drive-ins to fair value. While it is impossible to predict if future write-downs will occur, we do not believe that future write-downs will impede our ability to continue growing earnings at a solid rate.

Interest Expense. Net interest expense decreased 9.3% in fiscal year 2005 compared to a 2.6% increase in fiscal year 2004 as a result of strong cash flow from operations. The reduction in interest expense more than offset the decrease in interest income relating to the outsourcing of our partner notes to a third-party financial institution in August 2004. Interest expense increased in fiscal year 2004 largely due to the addition of the capital lease associated with our new office space. Our ability to generate positive operating cash flow enabled us to expend $85.9 million in capital expenditures, $42.3 million in share repurchases and still reduce our long-term debt by $22.0 million. Going forward, we expect our continued repurchase of stock, as well as the acquisition of 15 drive-ins effective September 1, 2005, will produce higher interest expense in future quarters depending on the level of shares repurchased or additional franchise acquisitions.

Income taxes. The provision for income taxes reflects an effective federal and state tax rate of 36.35% for fiscal year 2005 compared with 36.82% in fiscal year 2004 and 37.25% in fiscal year 2003. The lower rate for fiscal year 2005 resulted primarily from a retroactive tax law change that reinstated expired tax credits in the first quarter of fiscal year 2005. The reduction in our effective tax rate in fiscal year 2004 was primarily a result of the benefit of higher tax credits. We expect the adoption of FAS 123R for stock options in the first quarter of fiscal year 2006 to impact the tax rate, as only the portion of stock option expense expected to result in a future tax deduction is considered deductible for tax accounting purposes. Sonic currently estimates the tax benefit for stock options to be approximately 25% of the amount expensed. Considering these variables, we anticipate that our effective tax rate will increase during fiscal year 2006 to a range of 37.5% to 38.0% and vary from quarter to quarter as circumstances on individual tax matters change.

Financial Position

During fiscal year 2005, current assets increased 1.9% to $35.2 million compared to $34.6 million as of the end of fiscal year 2004. Net property, equipment and capital leases increased by 12.4% as a result of capital expenditures. The increases in current assets and net property, equipment and capital leases were partially offset by decreases in notes receivable, resulting from early repayment by franchisees, to produce an 8.6% increase in total assets to $563.3 million as of the end of fiscal year 2005.

Total current liabilities increased $16.2 million or 33.0% during fiscal year 2005 as a result of increases in income taxes payable and trade payables. The non-current portion of long-term debt decreased $22.7 million or 28.9% as a result of repayment of debt using cash generated from operating activities. Overall, total liabilities decreased $5.1 million or 2.8% as a result of the items discussed above.

Stockholders' equity increased $49.8 million or 14.9% during fiscal year 2005 primarily resulting from earnings during the period of $75.4 million offset by treasury stock repurchases of $42.3 million. Proceeds and the related tax benefit from the exercise of stock options accounted for the balance of the increase. At the end of fiscal year 2005, our debt-to-total capital ratio stood at 20.4%, down from 26.8% at the end of fiscal year 2004. For the twelve months ended August 31, 2005, return on average stockholders' equity was 21.0% and return on average assets was 13.9%.

Liquidity and Sources of Capital

Net cash provided by operating activities increased $25.6 million or 24.3% to $132.3 million in fiscal year 2005 as compared to $106.7 million in fiscal year 2004, primarily as a result of an increase in operating profit before depreciation and amortization and an increase in operating liabilities related to the amount and timing of tax and other liability payments. We also anticipate continuing to generate increasing positive free cash flow going forward. We believe free cash flow, which we define as net income plus depreciation, amortization and stock-based compensation expense less capital expenditures, is useful in evaluating the liquidity of the Company by assessing the level of funds available for share repurchases, acquisitions of Franchise Drive-Ins, and repayment of debt. We expect free cash flow to approach $50 million for fiscal year 2006.

We have an agreement with a group of banks that provides us with a $150.0 million line of credit expiring in July 2010. As of August 31, 2005, our outstanding borrowings under the line of credit were $30.2 million at an effective borrowing rate of 5.11%, as well as $0.7 million in outstanding letters of credit. The amount available under the line of credit as of August 31, 2005, was $119.1 million. We have long-term debt maturing in fiscal year 2006 of $8.9 million. Of this amount, $4.6 million relates to our senior unsecured notes that will be maturing in August 2006, and is classified as long-term because we intend to utilize amounts available under our line of credit to fund this obligation. We believe that free cash flow will be adequate for repayment of any long-term debt that does not get refinanced or extended. We plan to use the line of credit to finance the opening of newly constructed drive-ins and other planned

capital expenditures, acquisitions of existing drive-ins, purchases of the Company's common stock and for other general corporate purposes, as needed. See Note 9 of the Notes to Consolidated Financial Statements for additional information regarding our long-term debt.

On April 7, 2005, our Board of Directors approved an increase in the amount available under our share repurchase program from $60.0 million to $150.0 million and extended the program through August 31, 2006. Pursuant to this program, the Company acquired 1.3 million shares at an average price of $31.48 for a total cost of $42.3 million during fiscal year 2005. As of August 31, 2005, we had $107.7 million available under the program.

We opened 37 newly constructed Partner Drive-Ins and sold a net of one drive-in to franchisees during fiscal year 2005. We funded total capital additions for fiscal year 2005 of $85.9 million, which included the cost of newly opened drive-ins, new equipment for existing drive-ins, drive-ins under construction, the acquisition of Franchise Drive-Ins, and other capital expenditures, from cash generated by operating activities and borrowings under our line of credit. During fiscal year 2005, we purchased the real estate for 31 of the 41 newly constructed and acquired drive-ins. Sales of real estate relating to drive-ins previously sold to franchisees are a component of cash from investing activities and totaled $1.3 million during fiscal year 2005 compared to $8.8 million during fiscal year 2004.

Subsequent to August 31, 2005, the Company acquired 15 Franchise Drive-Ins for $13.9 million, excluding any post-closing adjustments. The Company also continued to repurchase shares of stock under the share repurchase program, purchasing an additional 1.4 million shares for $40.0 million. The total remaining amount authorized for repurchase as of November 10, 2005 was $67.6 million. These cash outlays also led to additional advances under the available line of credit, with the total amount outstanding at November 10, 2005 of $63.0 million, an increase of $32.9 million over the balance at August 31, 2005.

We plan capital expenditures of approximately $75 to $80 million in fiscal year 2006, excluding potential acquisitions and share repurchases. These capital expenditures primarily relate to the development of additional Partner Drive-Ins, stall additions, relocations of older drive-ins, store equipment and point-of-sale system upgrades, and enhancements to existing financial and operating information systems. We expect to fund these capital expenditures through cash flow from operations and borrowings under our existing line of credit.

As of August 31, 2005, our total cash balance of $6.4 million reflected the impact of the cash generated from operating activities, borrowing activity, and capital expenditures mentioned above. We believe that existing cash and funds generated from operations, as well as borrowings under the line of credit, will meet our needs for the foreseeable future.

Off-Balance Sheet Arrangements

The Company has obligations for guarantees on certain franchisee loans and lease agreements. See Note 15 of the Notes to Consolidated Financial Statements for additional information about these guarantees. The Company has no other off-balance sheet financings.

Contractual Obligations and Commitments

In the normal course of business, Sonic enters into purchase contracts, lease agreements and borrowing arrangements. Our commitments and obligations as of August 31, 2005 are summarized in the following table:

	Payments Due by Period (In thousands)				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Contractual Obligations:					
Long-term debt	$ 60,195	$ 4,261	$ 9,461	$ 42,199	$ 4,274
Capital leases	58,960	4,960	9,522	9,547	34,931
Operating leases	154,782	9,722	19,056	18,515	107,489
Total	$ 273,937	$ 18,943	$ 38,039	$ 70,261	$ 146,694

Impact of Inflation

Though increases in labor, food or other operating costs could adversely affect our operations, we do not believe that inflation has had a material effect on income during the past several years.

Seasonality

We do not expect seasonality to affect our operations in a materially adverse manner. Our results during the second fiscal quarter (the months of December, January and February) generally are lower than other quarters because of the climate of the locations of a number of Partner and Franchise Drive-Ins.

Critical Accounting Policies and Estimates

The Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this document contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to use its judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These assumptions and estimates could have a material effect on our financial statements. We evaluate our assumptions and estimates on an ongoing basis using historical experience and various other factors that are believed to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We annually review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosures provide accurate and transparent information relative to the current economic and business environment. We believe that of our significant accounting policies (see Note 1 of Notes to Consolidated Financial Statements), the following policies involve a higher degree of risk, judgment and/or complexity.

Impairment of Long-Lived Assets. We review each Partner Drive-In for impairment when events or circumstances indicate it might be impaired. We test for impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. In addition, at least annually, we assess the recoverability of goodwill and other intangible assets related to our brand and drive-ins. These impairment tests require us to estimate fair values of our brand and our drive-ins by making assumptions regarding future cash flows and other factors. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Ownership Program. Our drive-in philosophy stresses an ownership relationship with supervisors and drive-in managers. Most supervisors and managers of Partner Drive-Ins own an equity interest in the drive-in, which was previously financed by the Company. We outsourced the financing of partner notes to a third-party in the fourth fiscal quarter of 2004. Supervisors and managers are neither employees of Sonic nor of the drive-in in which they have an ownership interest.

The investments made by managers and supervisors in each partnership or limited liability company are accounted for as minority interests in the financial statements. The ownership agreements contain provisions, which give Sonic the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a drive-in. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, primarily upon the drive-in's financial performance for the preceding 12 months, and are intended to approximate the fair value of a minority interest in the drive-in.

The net book value of a minority interest acquired by the Company in a Partner Drive-In is recorded as an investment in partnership, which results in a reduction in the minority interest liability on the Consolidated Balance Sheet. If the purchase price exceeds the net book value of the assets underlying the partnership interest, the excess is recorded as goodwill. The acquisition of a minority interest for less than book value results in a decrease in purchased goodwill. Any subsequent sale of the minority interest to another minority partner is recorded as a pro-rata reduction of goodwill and investment, and no gain or loss is recognized on the sale of the minority ownership interest. Goodwill created as a result of the acquisition of minority interests in Partner Drive-Ins is not amortized but is tested annually for impairment under the provisions of FAS 142, "Goodwill and Other Intangible Assets."

Revenue Recognition Related to Franchise Fees and Royalties. Initial franchise fees are nonrefundable and are recognized in income when we have substantially performed or satisfied all material services or conditions relating to the sale of the franchise. Area development fees are nonrefundable and are recognized in income on a pro-rata basis when the conditions for revenue recognition under the individual development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a Franchise Drive-In or upon termination of the agreement between Sonic and the franchisee.

Our franchisees are required under the provisions of the license agreements to pay royalties to Sonic each month based on a percentage of actual net sales. However, the royalty payments and supporting financial statements are not due until the 20th of the following month. As a result, we accrue royalty revenue in the month earned based on estimates of Franchise Drive-Ins' sales. These estimates are based on actual sales at Partner Drive-Ins and projections of average unit volume growth at Franchise Drive-Ins.

Income Taxes. We estimate certain components of our provision for income taxes. These estimates include, among other items, depreciation and amortization expense allowable for tax purposes, allowable tax credits for items such as wages paid to certain employees, effective rates for state and local income taxes and the tax deductibility of certain other items.

Our estimates are based on the best available information at the time that we prepare the provision, including legislative and judicial developments. We generally file our annual income tax returns several months after our fiscal year end. Income tax returns are subject to audit by federal, state and local governments, typically several years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. Adjustments to these estimates or returns can result in significant variability in the tax rate from period to period.

Forward-looking Statements

This annual report contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements represent our expectations or beliefs concerning future events, including the following: any statements regarding future sales or expenses, any statements regarding the continuation of historical trends, and any statements regarding the sufficiency of our working capital and cash generated from operating and financing activities for our future liquidity and capital resource needs. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. We caution that the following important economic and competitive factors, among others, could cause the actual results to differ materially from those in the forward-looking statements made in this report and from time to time in news releases, reports, proxy statements, registration statements, and other written or electronic communication, as well as verbal forward-looking statements made from time to time by representatives of the Company. Factors that may cause actual results to differ materially from forward-looking statements include, without limitation, risks of the restaurant industry, including risks of and publicity surrounding food-borne illnesses, a highly competitive industry and the impact of changes in consumer spending patterns, consumer tastes, local, regional, and national economic conditions, weather, demographic trends, traffic patterns, employee availability, increases in utility costs, and cost increases or shortages in raw food products. In addition, the opening and success of new drive-ins will depend on various factors, including weather, strikes, the availability of suitable sites for new drive-ins, the negotiation of acceptable lease or purchase terms for new locations, local permitting and regulatory compliance, our ability to manage the anticipated expansion and hire and train personnel, the financial viability of our franchisees, particularly multi-unit operators, and general economic and business conditions. Accordingly, such forward-looking statements do not purport to be predictions of future events or circumstances and may not be realized. For these reasons, you should not place undue reliance on forward-looking statements. We undertake no obligation to publicly update or revise them.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates on debt and notes receivable, as well as changes in commodity prices.

Our exposure to interest rate risk currently consists of our senior notes, outstanding line of credit, and notes receivable. The senior notes bear interest at fixed rates which average 6.8%. The aggregate balance outstanding under the senior notes as of August 31, 2005 was $24.4 million. Should interest rates increase or decrease, the estimated fair value of these notes would decrease or increase, respectively. As of August 31, 2005, the estimated fair value of the senior notes exceeded the carrying amount by approximately $0.6 million. The line of credit bears interest at a rate benchmarked to U.S. and European short-term interest rates. The balance outstanding under the line of credit was $30.2 million as of August 31, 2005. The impact on our results of operations of a one-point interest rate change on the average outstanding balance under the line of credit during fiscal year 2005 would be approximately $0.1 million. We have made certain loans to our franchisees totaling $3.5 million as of August 31, 2005. The interest rates on these notes are generally between 6.0% and 10.5%. We believe the fair market value of these notes approximates their carrying amount.

The Company and its franchisees purchase certain commodities such as beef, potatoes, chicken and dairy products. These commodities are generally purchased based upon market prices established with vendors. These purchase arrangements may contain contractual features that limit the price paid by establishing price floors or caps; however, we have not made any long-term commitments to purchase any minimum quantities under these arrangements. We do not use financial instruments to hedge commodity prices because these purchase agreements help control the ultimate cost and any commodity price aberrations are generally short term in nature.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in financial markets.

Consolidated Balance Sheets

	August 31,	
	2005	2004
	(In thousands)	
Assets:		
Current assets:		
Cash and cash equivalents	**$ 6,431**	$ 7,993
Accounts and notes receivable, net	**18,801**	18,087
Net investment in direct financing leases	**1,174**	1,054
Inventories	**3,760**	3,551
Deferred income taxes	**821**	798
Prepaid expenses and other	**4,262**	3,100
Total current assets	**35,249**	34,583
Notes receivable, net	**3,138**	5,459
Net investment in direct financing leases	**5,033**	6,107
Property, equipment and capital leases, net	**422,825**	376,315
Goodwill, net	**88,471**	87,420
Trademarks, trade names and other intangibles, net	**6,434**	6,450
Other assets, net	**2,166**	2,299
Total assets	**$ 563,316**	$ 518,633
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	**$ 14,117**	$ 9,783
Deposits from franchisees	**3,157**	2,867
Accrued liabilities	**26,367**	23,733
Income taxes payable	**15,174**	6,731
Obligations under capital leases and long-term debt due within one year	**6,527**	6,006
Total current liabilities	**65,342**	49,120
Obligations under capital leases due after one year	**36,259**	38,020
Long-term debt due after one year	**55,934**	78,674
Other noncurrent liabilities	**10,078**	8,231
Deferred income taxes	**11,164**	9,826
Commitments and contingencies (Notes 6, 7, 14, and 15)		
Stockholders' equity:		
Preferred stock, par value $.01; 1,000,000 shares authorized; none outstanding	**-**	-
Common stock, par value $.01; 100,000,000 shares authorized; shares issued 75,766,006 in 2005 and 74,617,554 in 2004	**758**	746
Paid-in capital	**121,982**	105,012
Retained earnings	**426,783**	351,402
	549,523	457,160
Treasury stock, at cost; 16,450,920 shares in 2005 and 15,098,687 shares in 2004	**(164,984)**	(122,398)
Total stockholders' equity	**384,539**	334,762
Total liabilities and stockholders' equity	**$ 563,316**	$ 518,633

See accompanying notes.

Consolidated Statements of Income

	Year ended August 31,		
	2005	2004	2003
	(In thousands, except per share data)		
Revenues:			
Partner Drive-In sales	**$ 525,988**	$ 449,585	$ 371,518
Franchise Drive-Ins:			
Franchise royalties	**88,027**	77,518	66,431
Franchise fees	**4,311**	4,958	4,674
Other	**4,740**	4,385	4,017
	623,066	536,446	446,640
Costs and expenses:			
Partner Drive-Ins:			
Food and packaging	**137,845**	118,073	96,568
Payroll and other employee benefits	**159,478**	135,880	110,009
Minority interest in earnings of Partner Drive-Ins	**21,574**	19,947	14,398
Other operating expenses	**103,009**	84,959	70,789
	421,906	358,859	291,764
Selling, general and administrative	**40,746**	38,270	35,426
Depreciation and amortization	**35,821**	32,528	29,223
Provision for impairment of long-lived assets and other	**387**	675	727
	498,860	430,332	357,140
Income from operations	**124,206**	106,114	89,500
Interest expense	**6,418**	7,684	7,464
Interest income	**(633)**	(1,306)	(1,248)
Net interest expense	**5,785**	6,378	6,216
Income before income taxes	**118,421**	99,736	83,284
Provision for income taxes	**43,040**	36,721	31,023
Net income	**$ 75,381**	$ 63,015	$ 52,261
Basic income per share	**$ 1.26**	$ 1.06	$ .89
Diluted income per share	**$ 1.21**	$ 1.02	$ .86

See accompanying notes.

Consolidated Statements of Stockholders' Equity

	Common Stock		Paid-in	Retained	Treasury Stock	
	Shares	Amount	Capital	Earnings	Shares	Amount
			(In thousands)			
Balance at August 31, 2002	48,478	$ 485	$ 86,563	$ 236,126	8,737	$ (92,504)
Exercise of common stock options	703	7	5,671	–	–	–
Tax benefit related to exercise of employee stock options	–	–	3,312	–	–	–
Purchase of treasury stock	–	–	–	–	1,227	(26,523)
Net income	–	–	–	52,261	–	–
Balance at August 31, 2003	49,181	492	95,546	288,387	9,964	(119,027)
Exercise of common stock options	592	6	5,608	–	–	–
Tax benefit related to exercise of employee stock options	–	–	4,106	–	–	–
Purchase of treasury stock	–	–	–	–	148	(3,371)
Three-for-two stock split	24,845	248	(248)	–	4,987	–
Net income	–	–	–	63,015	–	–
Balance at August 31, 2004	74,618	746	105,012	351,402	15,099	(122,398)
Exercise of common stock options	**1,148**	**12**	**10,796**	–	–	–
Tax benefit related to exercise of employee stock options	–	–	**6,174**	–	–	–
Purchase of treasury stock	–	–	–	–	**1,352**	**(42,586)**
Net income	–	–	–	**75,381**	–	–
Balance at August 31, 2005	**75,766**	**$ 758**	**$121,982**	**$ 426,783**	**16,451**	**$(164,984)**

See accompanying notes.

Consolidated Statements of Cash Flows

	Year ended August 31,		
	2005	2004	2003
		(In thousands)	
Cash flows from operating activities			
Net income	**$ 75,381**	$ 63,015	$ 52,261
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**35,435**	32,060	28,542
Amortization	**386**	468	681
(Gains) losses on dispositions of assets	**(1,115)**	(868)	(1,149)
Amortization of franchise and development fees	**(4,130)**	(4,839)	(4,675)
Franchise and development fees collected	**6,015**	4,974	4,791
Provision for deferred income taxes	**1,315**	3,509	1,277
Provision for impairment of long-lived assets	**387**	675	727
Tax benefit related to exercise of employee stock options	**6,174**	4,106	3,312
Other	**500**	145	(141)
(Increase) decrease in operating assets:			
Accounts and notes receivable	**(2,481)**	(737)	(3,291)
Inventories and prepaid expenses	**(1,371)**	(1,691)	1,666
Increase (decrease) in operating liabilities:			
Accounts payable	**3,962**	2,567	1,098
Accrued and other liabilities	**11,822**	3,274	5,112
Total adjustments	**56,899**	43,643	37,950
Net cash provided by operating activities	**132,280**	106,658	90,211
Cash flows from investing activities			
Purchases of property and equipment	**(85,905)**	(57,728)	(54,417)
Acquisition of businesses, net of cash received	**(820)**	(8,518)	(35,557)
Investments in direct financing leases	**(320)**	(539)	(654)
Collections on direct financing leases	**1,266**	1,124	1,074
Proceeds from dispositions of assets	**8,882**	18,505	9,151
(Increase) decrease in intangibles and other assets	**(1,053)**	434	(4,395)
Net cash used in investing activities	**(77,950)**	(46,722)	(84,798)
Cash flows from financing activities			
Proceeds from long-term borrowings	**127,415**	76,421	171,523
Payments on long-term debt	**(149,390)**	(141,978)	(141,310)
Purchases of treasury stock	**(42,324)**	(3,067)	(34,348)
Payments on capital lease obligations	**(2,139)**	(1,839)	(1,793)
Exercises of stock options	**10,546**	5,310	4,774
Net cash used in financing activities	**(55,892)**	(65,153)	(1,154)
Net increase (decrease) in cash and cash equivalents	**(1,562)**	(5,217)	4,259
Cash and cash equivalents at beginning of the year	**7,993**	13,210	8,951
Cash and cash equivalents at end of the year	**$ 6,431**	$ 7,993	$ 13,210
Supplemental cash flow information			
Cash paid during the year for:			
Interest (net of amounts capitalized of $604, $338 and $481, respectively)	**$ 7,144**	$ 7,739	$ 7,996
Income taxes (net of refunds)	**27,377**	29,869	24,002
Additions to capital lease obligations	**877**	16,098	16,783
Accounts and notes receivable and decrease in capital lease obligations from property and equipment sales	**1,063**	1,656	1,352
Stock options exercised by stock swap	**262**	304	904
Store acquisitions financed through long-term notes	**–**	8,139	–

See accompanying notes.

Notes to Consolidated Financial Statements
August 31, 2005, 2004 and 2003 (In thousands, except share data)

1. Summary of Significant Accounting Policies

Operations

Sonic Corp. (the "Company") operates and franchises a chain of quick-service drive-ins in the United States and Mexico. It derives its revenues primarily from Partner Drive-In sales and royalty fees from franchisees. The Company also leases signs and real estate, and owns a minority interest in several Franchise Drive-Ins.

From time to time, the Company purchases existing Franchise Drive-Ins with proven track records in core markets from franchisees and other minority investors as a means to deploy excess cash generated from operating activities and provide a foundation for future earnings growth. On May 1, 2003, the Company acquired 51 existing drive-ins located in the San Antonio, Texas market from its franchisees for cash consideration of approximately $34.6 million, prior to post closing adjustments. The acquisitions were accounted for under the purchase method of accounting. The Company also entered into long-term lease agreements on each of the acquired drive-ins, which have future minimum rental payments aggregating $3.5 million annually. The following condensed balance sheet reflects the amount assigned to each major asset and liability category as of the acquisition date:

	As of May 1, 2003
Current assets	$ 322
Property and equipment	7,250
Goodwill	26,995
Total assets acquired	$ 34,567

The Company did not assume any liabilities in connection with the acquisition and expects the amount assigned to goodwill to be fully deductible for tax purposes. The results of operations of these drive-ins were included with that of the Company's commencing May 1, 2003. If the acquisition had been completed as of the beginning of fiscal year 2003, pro forma revenues, net income and basic and diluted earnings per share would have been as follows:

	Year ended August 31, 2003
Revenues	$ 475,052
Net income	$ 53,235
Net income per share:	
Basic	$ .91
Diluted	$ .87

The Company completed the sale of 41 Partner Drive-Ins to franchisees during fiscal year 2003, the majority of which were located in developing markets. A total of eight drive-ins were sold in January 2003, eight were sold in April 2003, 15 were sold in May 2003, and the balance were sold at various times during fiscal year 2003. The Company recognized a net gain of $1.6 million in other revenues resulting from the dispositions of these drive-ins.

Principles of Consolidation

The accompanying financial statements include the accounts of the Company, its wholly-owned subsidiaries and its majority-owned, Partner Drive-Ins, organized as general partnerships and limited liability companies. All significant intercompany accounts and transactions have been eliminated.

Certain amounts have been reclassified in the Consolidated Financial Statements to conform to the fiscal year 2005 presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and contingent assets and liabilities disclosed in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents

Cash equivalents consist of highly liquid investments that mature in three months or less from date of purchase.

Inventories

Inventories consist principally of food and supplies that are carried at the lower of cost (first-in, first-out basis) or market.

Property, Equipment and Capital Leases

Property and equipment are recorded at cost, and leased assets under capital leases are recorded at the present value of future minimum lease payments. Depreciation of property and equipment and capital leases are computed by the straight-line method over the estimated useful lives or the lease term, including cancelable option periods when appropriate, and are combined for presentation in the financial statements.

Accounting for Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which generally represents the individual drive-in. The Company's primary test for an indicator of potential impairment is operating losses. If an indication of impairment is determined to be present, the Company estimates the future cash flows expected to be generated from the use of the asset and its eventual disposal. If the sum of undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Calculating the present value of future cash flows is typically not required. Rather, because drive-in buildings are typically single-purpose assets, the impairment provided is equal to the carrying amount of the building and any improvements. The equipment associated with a store can be easily relocated to another store, and therefore is not adjusted.

Assets held for disposal are carried at the lower of depreciated cost or fair value less cost to sell. Fair values are estimated based upon appraisals or independent assessments of the assets' estimated sales values. During the period in which assets are being held for disposal, depreciation and amortization of such assets are not recognized.

Goodwill and Other Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". Intangible assets with lives restricted by contractual, legal, or other means are amortized over their useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill and other intangible assets is measured as the excess of its carrying value over its fair value.

The Company's intangible assets subject to amortization under SFAS No. 142 consist primarily of acquired franchise agreements, franchise fees, and other intangibles. Amortization expense is calculated using the straight-line method over the expected period of benefit, not exceeding 15 years. The Company's trademarks and trade names were deemed to have indefinite useful lives and are not subject to amortization. See Note 5 for additional disclosures related to goodwill and other intangibles.

Ownership Program

The Company's drive-in philosophy stresses an ownership relationship with drive-in supervisors and managers. Most supervisors and managers of Partner Drive-Ins own an equity interest in the drive-in, which was previously financed by the Company. The Company outsourced the financing of partner notes to a third party in the fourth fiscal quarter of 2004. Supervisors and managers are neither employees of the Company nor of the drive-in in which they have an ownership interest.

The investments made by managers and supervisors in each partnership or limited liability company are accounted for as minority interests in the financial statements. The ownership agreements contain provisions, which give the Company the right, but not the obligation, to purchase the minority interest of the supervisor or manager in a drive-in. The amount of the investment made by a partner and the amount of the buy-out are based on a number of factors, primarily upon the drive-in's financial performance for the preceding 12 months, and is intended to approximate the fair value of a minority interest in the drive-in.

Notes to Consolidated Financial Statements
August 31, 2005, 2004 and 2003 (In thousands, except share data)

The net book value of a minority interest acquired by the Company in a Partner Drive-In is recorded as an investment in partnership, which results in a reduction in the minority interest liability on the Consolidated Balance Sheet. If the purchase price exceeds the net book value of the assets underlying the partnership interest, the excess is recorded as goodwill. The acquisition of a minority interest for less than book value results in a decrease in purchased goodwill. Any subsequent sale of the minority interest to another minority partner is recorded as a pro-rata reduction of goodwill and investment, and no gain or loss is recognized on the sale of the minority ownership interest. Goodwill created as a result of the acquisition of minority interests in Partner Drive-Ins is not amortized but is tested annually for impairment under the provisions of SFAS No. 142.

Revenue Recognition, Franchise Fees and Royalties

Revenue from Partner Drive-In sales is recognized when food and beverage products are sold.

Initial franchise fees are nonrefundable and are recognized in income when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Company. Area development fees are nonrefundable and are recognized in income on a pro rata basis when the conditions for revenue recognition under the individual development agreements are met. Both initial franchise fees and area development fees are generally recognized upon the opening of a franchise drive-in or upon termination of the agreement between the Company and the franchisee.

The Company's franchisees are required under the provisions of the license agreements to pay the Company royalties each month based on a percentage of actual net royalty sales. However, the royalty payments and supporting financial statements are not due until the 20th of the following month. As a result, the Company accrues royalty revenue in the month earned based on estimates of Franchise Drive-In sales. These estimates are based on actual sales at Partner Drive-Ins and projections of average unit volume growth at Franchise Drive-Ins.

Operating Leases

Rent expense is recognized on a straight-line basis over the expected lease term, including cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the options. Within the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes cancelable option periods when appropriate. The lease term commences on the date when we have the right to control the use of the leased property, which can occur before rent payments are due under the terms of the lease. Percentage rent expense is generally based on sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved.

Advertising Costs

Costs incurred in connection with the advertising and promotion of the Company's products are expensed as incurred. Such costs amounted to $28,216, $23,664, and $19,665 for fiscal years 2005, 2004 and 2003, respectively.

Under the Company's license agreements, both Partner-Drive-Ins and Franchise Drive-Ins must contribute a minimum percentage of revenues to a national media production fund (Sonic Advertising Fund) and spend an additional minimum percentage of gross revenues on local advertising, either directly or through Company-required participation in advertising cooperatives. A portion of the local advertising contributions is redistributed to a System Marketing Fund, which purchases advertising on national cable and broadcast networks and other national media and sponsorship opportunities. As stated in the terms of existing license agreements, these funds do not constitute assets of the Company and the Company acts with limited agency in the administration of these funds. Accordingly, neither the revenues and expenses nor the assets and liabilities of the advertising cooperatives, the Sonic Advertising Fund, or the System Marketing Fund are included in the Company's consolidated financial statements. However, all advertising contributions by Partner Drive-Ins are recorded as expense on the Company's financial statements.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing such stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Notes to Consolidated Financial Statements
August 31, 2005, 2004 and 2003 (In thousands, except share data)

Pro forma information regarding net income and net income per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to August 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Year of Grant	Risk-Free Interest Rate	Expected Dividend Yield	Expected Volatility	Expected Life (years)
2005	4.0%	0.0%	41.1%	5.1
2004	3.8	0.0	45.6	5.8
2003	3.2	0.0	46.3	5.7

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	2005	2004	2003
Net income, as reported	**$ 75,381**	$ 63,015	$ 52,261
Less stock-based compensation expense using the fair value method, net of related tax effects	**(4,938)**	(4,984)	(4,460)
Pro forma net income	**$ 70,443**	$ 58,031	$ 47,801
Net income per share:			
Basic:			
As reported	**$ 1.26**	$ 1.06	$ .89
Pro forma	**$ 1.17**	$ .98	$ .82
Diluted:			
As reported	**$ 1.21**	$ 1.02	$ .86
Pro forma	**$ 1.13**	$ .94	$ .79

In December 2004, the Financial Accounting Standards Board ("FASB") issued the final statement on accounting for share-based payments. Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. The Company is required to adopt the provisions of SFAS 123R as of the beginning of its fiscal year 2006. The Company is currently evaluating the two adoption alternatives, which are the modified-prospective application and the modified-retrospective application. The Company is also evaluating which valuation model is most appropriate.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income tax benefits credited to equity relate to tax benefits associated with amounts that are deductible for income tax purposes but do not affect earnings. These benefits are principally generated from employee exercises of non-qualified stock options and disqualifying dispositions of incentive stock options.

New Accounting Pronouncements

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3," which requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. If such determinations are impracticable, there are other disclosures required under the standard. This standard is effective for fiscal years

Notes to Consolidated Financial Statements
August 31, 2005, 2004 and 2003 (In thousands, except share data)

beginning after December 15, 2005 (the Company's fiscal year beginning September 1, 2006), and early adoption is allowed. The adoption of this standard is not expected to have a material impact on the Company's consolidated results of operations and financial condition.

On October 6, 2005, the FASB issued FASB Staff Position No. FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period" ("FSP 13-1"), which requires rental costs associated with ground or building operating leases that are incurred during a construction period be recognized as rental expense. FSP 13-1 is effective for the first reporting period beginning after December 15, 2005 (the Company's fiscal quarter beginning March 1, 2006), and retrospective application is permitted but not required. The Company has historically capitalized ground operating leases during construction periods, with such capitalization totaling $177 for fiscal year 2005. The Company will expense ground operating leases during construction periods beginning September 1, 2005. The impact of this change is not expected to be material to the Company's consolidated results of operations or financial condition.

2. Net Income Per Share

The following table sets forth the computation of basic and diluted earnings per share for the years ended August 31:

	2005	2004	2003
Numerator:			
Net income	**$ 75,381**	$ 63,015	$ 52,261
Denominator:			
Weighted average shares outstanding – basic	**59,994,967**	59,313,614	58,465,029
Effect of dilutive employee stock options	**2,436,475**	2,340,687	2,444,669
Weighted average shares – diluted	**62,431,442**	61,654,301	60,909,698
Net income per share – basic	**$ 1.26**	$ 1.06	$ .89
Net income per share – diluted	**$ 1.21**	$ 1.02	$ .86
Anti-dilutive employee stock options excluded	**166,119**	259,382	933,774

See Note 12 for information regarding shares available for grant under the 2001 Sonic Corp. Stock Option Plan and the 2001 Sonic Corp. Directors' Stock Option Plan.

3. Impairment of Long-Lived Assets

During the fiscal years ended August 31, 2005 and 2004, the Company identified impairments for certain drive-in assets and property held for disposal through regular quarterly reviews of long-lived assets. During fiscal year 2005, these analyses resulted in provisions for impairment totaling $387, including $286 to writedown the carrying amount of building and leasehold improvements on an underperforming drive-in, and $101 to reduce the carrying amount of an asset held for disposal down to fair value. During fiscal year 2004, the regular quarterly reviews resulted in a provision of $675 to writedown the carrying amount of building and leasehold improvements for another underperforming drive-in.

4. Accounts and Notes Receivable

Accounts and notes receivable consist of the following at August 31, 2005 and 2004:

	2005	2004
Royalties and other trade receivables	**$ 10,303**	$ 9,042
Notes receivable – current	**104**	1,812
Other	**8,617**	7,489
	19,024	18,343
Less allowance for doubtful accounts and notes receivable	**223**	256
	$ 18,801	$ 18,087
Notes receivable – noncurrent	**$ 3,422**	$ 5,729
Less allowance for doubtful notes receivable	**284**	270
	$ 3,138	$ 5,459

The Company's receivables are primarily due from franchisees, all of whom are in the restaurant business. Substantially all of the notes receivable are collateralized by real estate or equipment. The Company collects royalties from franchisees and provides for estimated losses for receivables that are not likely to be collected. General allowances for uncollectible receivables are estimated based on historical trends.

5. Goodwill, Intangibles and Other Assets

The gross carrying amount of franchise agreements, franchise fees and other intangibles subject to amortization was $749 and $2,505 at August 31, 2005 and 2004, respectively. Accumulated amortization related to these intangible assets was $359 and $2,099 at August 31, 2005 and 2004, respectively. The carrying amount of trademarks and trade names not subject to amortization was $6,044 at August 31, 2005 and 2004.

The changes in the carrying amount of goodwill for fiscal years ending August 31, 2005 and 2004 were as follows:

	2005	2004
Balance as of September 1,	**$ 87,420**	$ 77,551
Goodwill acquired during the year	**468**	11,374
Goodwill acquired (disposed of) related to the acquisitions and dispositions of minority interests in Partner Drive-Ins, net	**733**	(929)
Goodwill disposed of related to the sale of Partner Drive-Ins	**(150)**	(576)
Balance as of August 31,	**$ 88,471**	$ 87,420

6. Leases

Description of Leasing Arrangements

The Company's leasing operations consist principally of leasing certain land, buildings and equipment (including signs) and subleasing certain buildings to franchise operators. The land and building portions of these leases are classified as operating leases and expire over the next 15 years. The equipment portions of these leases are classified principally as direct financing leases and expire principally over the next 10 years. These leases include provisions for contingent rentals that may be received on the basis of a percentage of sales in excess of stipulated amounts. Income is not recognized on contingent rentals until sales exceed the stipulated amounts. Some leases contain escalation clauses over the lives of the leases. Most of the leases contain one to four renewal options at the end of the initial term for periods of five years. The Company classifies income from leasing operations as other revenue in the Consolidated Statements of Income.

Certain Partner Drive-Ins lease land and buildings from third parties. These leases, which expire over the next 19 years, include provisions for contingent rentals that may be paid on the basis of a percentage of sales in excess of stipulated amounts. The land portions of these leases are classified as operating leases and the building portions are classified as capital leases.

Direct Financing Leases

Components of net investment in direct financing leases are as follows at August 31, 2005 and 2004:

	2005	2004
Minimum lease payments receivable	**$ 8,619**	$ 10,313
Less unearned income	**2,412**	3,152
Net investment in direct financing leases	**6,207**	7,161
Less amount due within one year	**1,174**	1,054
Amount due after one year	**$ 5,033**	$ 6,107

Initial direct costs incurred in the negotiations and consummations of direct financing lease transactions have not been material. Accordingly, no portion of unearned income has been recognized to offset those costs.

Notes to Consolidated Financial Statements
August 31, 2005, 2004 and 2003 (In thousands, except share data)

Future minimum rental payments receivable as of August 31, 2005 are as follows:

	Operating	Direct Financing
Year ending August 31:		
2006	$ **702**	$ **1,968**
2007	**738**	**1,912**
2008	**755**	**1,765**
2009	**761**	**1,274**
2010	**744**	**669**
Thereafter	**4,346**	**1,031**
	8,046	**8,619**
Less unearned income	**-**	**2,412**
	$ 8,046	**$ 6,207**

Capital Leases

Components of obligations under capital leases are as follows at August 31, 2005 and 2004:

	2005	2004
Total minimum lease payments	**$ 58,960**	$ 63,937
Less amount representing interest averaging 7.3% in 2005 and 7.6% in 2004	**20,435**	23,406
Present value of net minimum lease payments	**38,525**	40,531
Less amount due within one year	**2,266**	2,511
Amount due after one year	**$ 36,259**	$ 38,020

Maturities of these obligations under capital leases and future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of August 31, 2005 are as follows:

	Operating	Capital
Year ending August 31:		
2006	**$ 9,722**	**$ 4,960**
2007	**9,591**	**4,824**
2008	**9,465**	**4,698**
2009	**9,321**	**4,762**
2010	**9,194**	**4,785**
Thereafter	**107,489**	**34,931**
	154,782	**58,960**
Less amount representing interest	**-**	**20,435**
	$154,782	**$ 38,525**

Total rent expense for all operating leases and capital leases consists of the following for the years ended August 31:

	2005	2004	2003
Operating leases:			
Minimum rentals	**$ 11,355**	$ 9,292	$ 8,118
Contingent rentals	**289**	254	232
Sublease rentals	**(536)**	(596)	(321)
Capital leases:			
Contingent rentals	**1,109**	789	658
	$ 12,217	$ 9,739	$ 8,687

The aggregate future minimum rentals receivable under noncancelable subleases of operating leases as of August 31, 2005 was $3,121.

7. Property, Equipment and Capital Leases

Property, equipment and capital leases consist of the following at August 31, 2005 and 2004:

	Estimated Useful Life	2005	2004
Property and equipment:			
Home office:			
Leasehold improvements	Life of lease	$ 3,046	$ 3,011
Computer and other equipment	2 – 5 yrs	26,338	29,188
Drive-ins, including those leased to others:			
Land		134,695	113,778
Buildings	8 – 25 yrs	231,931	199,578
Equipment	5 – 7 yrs	146,116	119,971
Property and equipment, at cost		542,126	465,526
Less accumulated depreciation		154,269	126,998
Property and equipment, net		387,857	338,528
Capital Leases:			
Leased home office building	Life of lease	9,321	9,321
Leased drive-in buildings and equipment under capital leases, including those held for sublease	Life of lease	36,111	36,320
Less accumulated amortization		10,464	7,854
Capital leases, net		34,968	37,787
Property, equipment and capital leases, net		$422,825	$ 376,315

Land, buildings and equipment with a carrying amount of $38,476 at August 31, 2005 were leased under operating leases to franchisees or other parties. The accumulated depreciation related to these buildings and equipment was $7,526 at August 31, 2005. As of August 31, 2005, the Company had drive-ins under construction with costs to complete which aggregated $9,120.

8. Accrued Liabilities

Accrued liabilities consist of the following at August 31, 2005 and 2004:

	2005	2004
Wages and other employee benefits	$ 6,153	$ 5,751
Taxes, other than income taxes	12,618	10,904
Accrued interest	305	1,031
Minority interest in consolidated drive-ins	1,904	2,012
Other	5,387	4,035
	$ 26,367	$ 23,733

9. Long-Term Debt

Long-term debt consists of the following at August 31, 2005 and 2004:

	2005	2004
Senior unsecured notes [A]	$ -	$ 30,000
Borrowings under line of credit [B]	30,150	14,075
Senior unsecured notes [C]	24,428	29,000
Other	5,617	9,094
	60,195	82,169
Less long-term debt due within one year	4,261	3,495
Long-term debt due after one year	$ 55,934	$ 78,674

[A] The Company repaid its senior unsecured Series B notes that matured in April 2005 in the amount of $30,000. As of August 31, 2004, the Company intended to refinance the entire $30,000 through availability under its line of credit and had classified that amount as long-term debt on its balance sheet. However, as a result of strong cash flow from operations for the first nine months of fiscal year 2005, the Company repaid $19,525 using cash on hand and refinanced the remaining $10,475 using amounts available under its line of credit.

Notes to Consolidated Financial Statements
August 31, 2005, 2004 and 2003 (In thousands, except share data)

(B) The Company has an agreement with a group of banks that provides for a $150,000 line of credit, including a $2,000 sub-limit for letters of credit, expiring in July 2010. The Company plans to use the line of credit to finance the opening of newly-constructed drive-ins, acquisitions of existing drive-ins, purchases of the Company's common stock, retirement of senior notes and for general corporate purposes. Borrowings under the line of credit are unsecured and bear interest at a specified bank's prime rate or, at the Company's option, LIBOR plus 0.50% to 1.00%. In addition, the Company pays an annual commitment fee ranging from .10% to .20% on the unused portion of the line of credit. As of August 31, 2005, the Company's effective borrowing rate was 5.11%. In addition to the $30,150 borrowed under the line of credit as of August 31, 2005, there were $676 in letters of credit outstanding. The agreement requires, among other things, the Company to maintain equity of a specified amount, maintain ratios of debt to EBITDA and fixed charge coverage and limits additional borrowings and acquisitions and dispositions of businesses.

(C) The Company has $24,428 of senior unsecured notes with $3,000 of Series A notes maturing in August 2008 and $21,429 of Series B notes maturing in August 2011. Interest is payable semi-annually and accrues at 6.58% for the Series A notes and 6.87% for the Series B notes. Required annual prepayments amount to $1,000 from August 2006 to August 2008 on the Series A notes and $3,571 from August 2006 to August 2011 on the Series B notes. The Company has the intent and the ability to refinance the required annual prepayments in 2006 through availability under its line of credit and has classified those amounts as long-term debt as of August 31, 2005 on the consolidated balance sheet. The related agreement requires, among other things, the Company to maintain equity of a specified amount, and maintain ratios of debt to equity and fixed charge coverage.

Maturities of long-term debt for each of the five years after August 31, 2005 are $4,261 in 2006, $4,733 in 2007, $4,728 in 2008, $3,738 in 2009, $38,461 in 2010, and $4,274 thereafter.

10. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following at August 31, 2005 and 2004:

	2005	2004
Minority interest in consolidated drive-ins	**$ 4,182**	$ 4,339
Deferred area development fees	**2,331**	1,108
Other	**3,565**	2,784
	$ 10,078	$ 8,231

11. Income Taxes

The components of the provision for income taxes consist of the following for the years ended August 31:

	2005	2004	2003
Current:			
Federal	**$ 38,384**	$ 30,980	$ 27,126
State	**3,341**	2,232	2,620
	41,725	33,212	29,746
Deferred:			
Federal	**1,143**	3,050	1,110
State	**172**	459	167
	1,315	3,509	1,277
Provision for income taxes	**$ 43,040**	$ 36,721	$ 31,023

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate due to the following for the years ended August 31:

	2005	2004	2003
Amount computed by applying a tax rate of 35%	**$ 41,447**	$ 34,908	$ 29,149
State income taxes (net of federal income tax benefit)	**2,578**	1,749	1,812
Employment related and other tax credits, net	**(1,092)**	(337)	(260)
Other	**107**	401	322
Provision for income taxes	**$ 43,040**	$ 36,721	$ 31,023

Deferred tax assets and liabilities consist of the following at August 31, 2005 and 2004:

	2005	2004
Current deferred tax assets (liabilities):		
Allowance for doubtful accounts and notes receivable	**$ 83**	$ 77
Property, equipment and capital leases	**194**	326
Accrued litigation costs	**76**	119
Accrued liabilities	**-**	(432)
Deferred income from affiliated technology fund	**468**	710
Other	**-**	(2)
Current deferred tax assets, net	**$ 821**	$ 798
Noncurrent deferred tax assets (liabilities):		
Net investment in direct financing leases including differences related to capitalization and amortization	**$ (2,649)**	$ (2,705)
Investment in partnerships, including differences in capitalization and depreciation related to direct financing leases and different year ends for financial and tax reporting purposes	**(10,587)**	(6,266)
Capital loss carryover	**1,313**	226
State net operating losses	**3,939**	3,460
Property, equipment and capital leases	**(2,104)**	(3,732)
Allowance for doubtful accounts and notes receivable	**111**	201
Deferred income from affiliated franchise fees	**1,559**	1,239
Accrued liabilities	**1,125**	1,131
Intangibles and other assets	**93**	164
Other	**(25)**	(84)
	(7,225)	(6,366)
Valuation allowance	**(3,939)**	(3,460)
Noncurrent deferred tax liabilities, net	**$ (11,164)**	$ (9,826)
Deferred tax assets and (liabilities):		
Deferred tax assets (net of valuation allowance)	**$ 5,022**	$ 4,193
Deferred tax liabilities	**(15,365)**	(13,221)
Net deferred tax liabilities	**$ (10,343)**	$ (9,028)

State net operating loss carryforwards expire generally beginning in 2010. Management does not believe the Company will be able to realize the state net operating loss carryforwards and therefore has provided a valuation allowance as of August 31, 2005 and 2004.

The Company has capital loss carryovers of approximately $1.3 million which expire beginning in fiscal year 2008. Management has developed a plan that it believes will result in the realization of the carryovers before they expire.

12. Stockholders' Equity

On April 30, 2004, the Company's board of directors authorized a three-for-two stock split in the form of a stock dividend. A total of 24,845,132 shares of common stock were issued on May 21, 2004 in connection with the split, and an aggregate amount equal to the par value of the common stock issued of $248 was reclassified from paid-in capital to common stock.

All references in the accompanying consolidated financial statements to weighted average numbers of shares outstanding, per share amounts and Stock Purchase Plan and Stock Options share data have been adjusted to reflect the stock splits on a retroactive basis.

Stock Purchase Plan

The Company has an employee stock purchase plan for all full-time regular employees. Employees are eligible to purchase shares of common stock each year through a payroll deduction not in excess of the lesser of 10% of compensation or $25. The aggregate amount of stock that employees may purchase under this plan is limited to 759,375 shares. The purchase price will be between 85% and 100% of the stock's fair market value and will be determined by the Company's board of directors.

Notes to Consolidated Financial Statements
August 31, 2005, 2004 and 2003 (In thousands, except share data)

Stock Options

In January 2001 the stockholders of the Company adopted the 2001 Sonic Corp. Stock Option Plan (the "2001 Employee Plan") and the 2001 Sonic Corp. Directors' Stock Option Plan (the "2001 Directors' Plan"). (The 2001 Employee Plan and the 2001 Directors' Plan are referred to collectively as the "2001 Plans.") The 2001 Plans were adopted to replace the 1991 Sonic Corp. Stock Option Plan and the 1991 Sonic Corp. Directors' Stock Option Plan (collectively, the "1991 Plans"), because the 1991 Plans were expiring after ten years as required by the Internal Revenue Code. Options previously granted under the 1991 Plans continue to be outstanding after the adoption of the 2001 Plans and are exercisable in accordance with the original terms of the applicable 1991 Plan.

Under the 2001 Employee Plan, the Company is authorized to grant options to purchase up to 4,050,000 shares of the Company's common stock to employees of the Company and its subsidiaries. Under the 2001 Directors' Plan, the Company is authorized to grant options to purchase up to 675,000 shares of the Company's common stock to the Company's independent directors. At August 31, 2005, 583,933 shares were available for grant under the 2001 Employee Plan and 334,125 shares were available for grant under the 2001 Director's Plan. The exercise price of the options to be granted is equal to the fair market value of the Company's common stock on the date of grant. Unless otherwise provided by the Company's Compensation Committee, options under both plans become exercisable ratably over a three-year period or immediately upon change in control of the Company, as defined by the plans. All options expire at the earlier of 30 days after termination of employment or ten years after the date of grant.

A summary of the Company's stock option activity (adjusted for the stock splits), and related information was as follows for the years ended August 31:

	2005		2004		2003	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding–beginning of year	**5,775,322**	**$ 11.79**	5,949,084	$ 9.93	6,274,796	$ 8.22
Granted	**719,397**	**31.80**	743,135	21.39	878,552	17.57
Exercised	**(1,148,452)**	**9.41**	(846,746)	6.63	(1,054,362)	5.39
Forfeited	**(129,348)**	**20.33**	(70,151)	17.82	(149,902)	14.99
Outstanding–end of year	**5,216,919**	**$ 14.87**	5,775,322	$ 11.79	5,949,084	$ 9.93
Exercisable at end of year	**3,826,957**	**$ 10.82**	4,271,690	$ 9.08	4,292,694	$ 7.36
Weighted average fair value of options granted during the year	**$ 13.44**		$ 10.34		$ 8.30	

A summary of the Company's options was as follows as of August 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 8/31/2005	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable as of 8/31/2005	Weighted Average Exercise Price
$ 2.99 to $ 5.36	**872,536**	**1.28**	**$ 3.85**	**872,536**	**$ 3.85**
$ 5.72 to $ 8.59	**1,066,398**	**3.68**	**7.77**	**1,066,398**	**7.77**
$ 9.06 to $ 16.13	**891,167**	**5.67**	**11.88**	**866,189**	**11.77**
$ 16.45 to $ 19.54	**1,029,665**	**7.30**	**18.39**	**812,746**	**18.56**
$ 20.39 to $ 31.61	**877,711**	**8.87**	**23.77**	**207,408**	**21.42**
$ 31.71 to $ 32.48	**479,442**	**9.57**	**32.37**	**1,680**	**32.48**
$ 2.99 to $ 32.48	**5,216,919**	**5.75**	**$ 14.87**	**3,826,957**	**$ 10.82**

Stockholder Rights Plan

The Company has a stockholder rights plan which is designed to deter coercive takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders.

The plan provided for the issuance of one common stock purchase right for each outstanding share of the Company's common stock. Each right initially entitles stockholders to buy one unit of a share of preferred stock for $85. The rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock. At August 31, 2005, 50,000 shares of preferred stock have been reserved for issuance upon exercise of these rights.

If any person becomes the beneficial owner of 15% or more of the Company's common stock, other than pursuant to a tender or exchange offer for all outstanding shares of the Company approved by a majority of the independent directors not affiliated with a 15%-or-more stockholder, then each right not owned by a 15%-or-more stockholder or related parties will then entitle its holder to purchase, at the right's then current exercise price, shares of the Company's common stock having a value of twice the right's then current exercise price. In addition, if, after any person has become a 15%-or-more stockholder, the Company is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each right will entitle its holder to purchase, at the right's then current exercise price, shares of common stock of such other person having a value of twice the right's then current exercise price. Unless a triggering event occurs, the rights will not trade separately from the common stock.

The Company will generally be entitled to redeem the rights at $0.01 per right at any time until 10 days (subject to extension) following a public announcement that a 15% position has been acquired. The rights expire on June 16, 2007.

Stock Repurchase Program

The Company has a stock repurchase program that is authorized by the Board of Directors. On April 7, 2005, the Board of Directors approved an increase in the Company's stock repurchase program from $60,000 to $150,000 and extended the program through August 31, 2006. Pursuant to this program, the Company acquired 1,344,273 shares at an average price of $31.48 for a total cost of $42,324 during fiscal year 2005. As of August 31, 2005, the remaining amount authorized for repurchases was $107,676.

13. Net Revenue Incentive Plan

The Company has a Net Revenue Incentive Plan (the "Incentive Plan"), as amended, which applies to certain members of management and is at all times discretionary with the Company's board of directors. If certain predetermined earnings goals are met, the Incentive Plan provides that a predetermined percentage of the employee's salary may be paid in the form of a bonus. The Company recognized as expense incentive bonuses of $2,997, $3,070, and $2,038 during fiscal years 2005, 2004 and 2003, respectively.

14. Employment Agreements

The Company has employment contracts with its Chairman and Chief Executive Officer and several members of its senior management. These contracts provide for use of Company automobiles or related allowances, medical, life and disability insurance, annual base salaries, as well as an incentive bonus. These contracts also contain provisions for payments in the event of the termination of employment and provide for payments aggregating $8,018 at August 31, 2005 due to loss of employment in the event of a change in control (as defined in the contracts).

15. Contingencies

The Company is involved in various legal proceedings and has certain unresolved claims pending. Based on the information currently available, management believes that all claims currently pending are either covered by insurance or would not have a material adverse effect on the Company's business or financial condition.

The Company has an agreement with GE Capital Franchise Finance Corporation ("GEC"), pursuant to which GEC made loans to existing Sonic franchisees who met certain underwriting criteria set by GEC. Under the terms of the agreement with GEC, the Company provided a guarantee of 10% of the outstanding balance of loans from GEC to the Sonic franchisees, limited to a maximum amount of $5,000. As of August 31, 2005, the total amount guaranteed under the GEC agreement was $3,793. The Company ceased guaranteeing new loans under the program during fiscal year 2002 and has not been required to make any payments under its agreement with GEC. Existing loans under guarantee will expire through 2012. In the event of default by a franchisee, the Company has the option to fulfill the franchisee's obligations under the note or to become the note holder, which would provide an avenue of recourse with the franchisee under the notes.

The Company has obligations under various lease agreements with third-party lessors related to the real estate for Partner Drive-Ins that were sold to franchisees. Under these agreements, the Company remains secondarily liable

for the lease payments for which it was responsible as the original lessee. As of August 31, 2005, the amount remaining under the guaranteed lease obligations totaled $4,900.

The Company has not recorded a liability for its obligations under the guarantees, and none of the notes or leases related to the guarantees were in default as of August 31, 2005.

16. Selected Quarterly Financial Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter		Full Year	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Income statement data:										
Partner Drive-In sales	**$ 120,211**	$ 99,745	**$ 112,655**	$ 94,105	**$ 141,797**	$ 121,630	**$ 151,325**	$ 134,105	**$ 525,988**	$ 449,585
Other	**22,016**	18,963	**19,958**	17,490	**25,856**	24,312	**29,248**	26,096	**97,078**	86,861
Total revenues	**142,227**	118,708	**132,613**	111,595	**167,653**	145,942	**180,573**	160,201	**623,066**	536,446
Partner Drive-In operating expenses	**97,784**	79,852	**91,682**	76,320	**111,691**	95,723	**120,749**	106,964	**421,906**	358,859
Selling, general and administrative	**9,493**	9,121	**10,060**	9,083	**10,209**	9,914	**10,984**	10,152	**40,746**	38,270
Other	**8,406**	7,823	**9,257**	8,840	**9,051**	8,285	**9,494**	8,255	**36,208**	33,203
Total expenses	**115,683**	96,796	**110,999**	94,243	**130,951**	113,922	**141,227**	125,371	**498,860**	430,332
Income from operations	**26,544**	21,912	**21,614**	17,352	**36,702**	32,020	**39,346**	34,830	**124,206**	106,114
Interest expense, net	**1,605**	1,579	**1,532**	1,679	**1,292**	1,586	**1,356**	1,534	**5,785**	6,378
Income before income taxes	**24,939**	20,333	**20,082**	15,673	**35,410**	30,434	**37,990**	33,296	**118,421**	99,736
Provision for income taxes	**8,939**	7,574	**7,487**	5,838	**12,664**	11,337	**13,950**	11,972	**43,040**	36,721
Net income	**$ 16,000**	$ 12,759	**$ 12,595**	$ 9,835	**$ 22,746**	$ 19,097	**$ 24,040**	$ 21,324	**$ 75,381**	$ 63,015
Net income per share:										
Basic	**$ .27**	$ .22	**$ .21**	$ .17	**$ .38**	$ .32	**$ .40**	$ .36	**$ 1.26**	$ 1.06
Diluted	**$ .26**	$ .21	**$ .20**	$ .16	**$ .36**	$ .31	**$ .39**	$ .34	**$ 1.21**	$ 1.02
Weighted average shares outstanding:										
Basic	**60,010**	58,908	**60,263**	59,237	**60,197**	59,512	**59,509**	59,598	**59,995**	59,314
Diluted	**62,386**	61,194	**62,788**	61,689	**62,716**	61,832	**61,836**	61,902	**62,431**	61,654

17. Fair Values of Financial Instruments

The following discussion of fair values is not indicative of the overall fair value of the Company's consolidated balance sheet since the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," do not apply to all assets, including intangibles.

The following methods and assumptions were used by the Company in estimating its fair values of financial instruments:

Cash and cash equivalents – Carrying value approximates fair value due to the short duration to maturity.

Notes receivable – For variable rate loans with no significant change in credit risk since the loan origination, fair values approximate carrying amounts. Fair values for fixed-rate loans are estimated using discounted cash flow analysis, using interest rates that would currently be offered for loans with similar terms to borrowers of similar credit quality and/or the same remaining maturities.

As of August 31, 2005 and 2004, carrying values approximate their estimated fair values.

Borrowed funds – Fair values for fixed rate borrowings are estimated using a discounted cash flow analysis that applies interest rates currently being offered on borrowings of similar amounts and terms to those currently outstanding. Carrying values for variable-rate borrowings approximate their fair values.

The carrying amounts, including accrued interest, and estimated fair values of the Company's fixed-rate borrowings at August 31, 2005 were $24,526 and $25,123, respectively, and at August 31, 2004 were $59,955 and $61,515, respectively.

18. Subsequent Events

Effective September 1, 2005, the Company acquired 15 Franchise Drive-Ins in the Tennessee and Kentucky markets for approximately $13,895, excluding post-closing adjustments.

Subsequent to August 31, 2005, the Company purchased an additional $40,039 of stock under the share repurchase program that was authorized by the Board of Directors in April 2005. The total remaining amount authorized for repurchase after this activity as of November 10, 2005 was $67,636.

As a result of the franchise acquisition and ongoing share repurchases, the Company took additional advances on its available line of credit. The total balance outstanding as of November 10, 2005 was $63,000, an increase of $32,850 from August 31, 2005.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Sonic Corp.

We have audited the accompanying consolidated balance sheets of Sonic Corp. as of August 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonic Corp. at August 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sonic Corp.'s internal control over financial reporting as of August 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 10, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Oklahoma City, Oklahoma
November 10, 2005

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment, we believe that, as of August 31, 2005, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued an attestation report on management's assessment of the Company's internal control over financial reporting. This report appears on the following page.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders of
Sonic Corp.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Sonic Corp. maintained effective internal control over financial reporting as of August 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sonic Corp.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Sonic Corp. maintained effective internal control over financial reporting as of August 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Sonic Corp. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sonic Corp. as of August 31, 2005 and 2004, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended August 31, 2005 of Sonic Corp. and our report dated November 10, 2005 expressed an unqualified opinion thereon.



Oklahoma City, Oklahoma
November 10, 2005

Board of Directors

J. Clifford Hudson
Chairman, Chief Executive Officer and President
Sonic Corp.

Margaret M. Blair [1,2]
Professor
Vanderbilt University School of Law

Leonard Lieberman [1,3]
Private Investor

Michael J. Maples [1,3]
Former Executive Vice President and Member of the Office of the President
Microsoft Corporation

Pattye L. Moore
Consultant and former President
Sonic Corp.

Federico F. Peña [1,3]
Managing Director
Vestar Capital Partners

H. E. "Gene" Rainbolt [1,2]
Chairman
BancFirst

Frank E. Richardson [1,2,4]
Chairman
F. E. Richardson & Co., Inc.

Robert M. Rosenberg [1,2]
Retired President and Chief Executive Officer
Allied-Domecq Retailing U.S.A.

[1] Member of the Nominating and Corporate Governance Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee
[4] Lead Independent Director

Chairman Emeritus

Troy N. Smith, Sr.
Founder of Sonic Drive-Ins

Director Emeritus

E. Dean Werries
Retired Chairman and Chief Executive Officer
Fleming Companies, Inc.

Officers

J. Clifford Hudson
Chairman, Chief Executive Officer and President

W. Scott McLain
President
Sonic Industries Inc.
(the company's franchising subsidiary)

Michael A. Perry
President
Sonic Restaurants, Inc.
(the company's restaurant-operating subsidiary)

Ronald L. Matlock
Senior Vice President, General Counsel and Secretary

William T. Pierquet
Senior Vice President of Development

Andrew G. Ritger, Jr.
Senior Vice President of Franchise Development & Distribution

Nancy L. Robertson
Senior Vice President of People & Communications

E. Edward Saroch
Senior Vice President of Field Services

Mitchell W. Gregory
Vice President and Chief Information Officer

V. Todd Townsend
Vice President and Chief Marketing Officer

Stephen C. Vaughan
Vice President and Chief Financial Officer

Carolyn C. Cummins
Vice President of Compliance

Robert J. Geresi
Vice President of Operations

Gregory R. Haflich
Vice President of Marketing & Brand Management

Keith O. Jossell
Vice President of Franchise Finance

Diane L. Prem
Vice President of Operation Services

Stephen P. Reed
Vice President of Supply Chain Management

Richard A. Schwabauer
Vice President of Operations

Paul S. Sinowitz
Vice President of Purchasing and Distribution

David A. Vernon
Vice President of Franchise Sales

J. Alan Walker
Vice President of Operations

Terry D. Harryman
Controller

Renee G. Shaffer
Treasurer

M. Anne Burkett
Internal Auditor

Corporate Information

Corporate Offices
300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
405/225-5000

Web Address
www.sonicdrivein.com

Stock Transfer Agent
UMB Bank, N.A.
928 Grand Boulevard
Kansas City, Missouri 64106
800/884-4225

Independent Registered Public Accounting Firm
Ernst & Young LLP
Oklahoma City, Oklahoma

Corporate Counsel
Phillips, McFall, McCaffrey, McVay, & Murrah, P.C.
Oklahoma City, Oklahoma

Annual Meeting
Our 2006 Annual Meeting of Stockholders will be held at [illegible] p.m. Central Standard Time on January 31, 2006, at our Headquarters Building, 4th Floor, 300 Johnny Bench Drive, Oklahoma City, Oklahoma.

Annual Report on Form 10-K
A copy of our annual report on Form 10-K for the year ended August 31, 2005, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Stephen C. Vaughan, Vice President and Chief Financial Officer, at our Headquarters. In addition, we make available free of charge through our website at www.sonicdrivein.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC and may be found under SEC Filings in the "Investor Info" section of the website.

Forward-Looking Statements
Statements contained in this report that are not based on historical facts are forward-looking statements and are subject to uncertainties and risks. See Management's Discussion and Analysis for a more complete discussion of forward-looking statements, how we identify those statements, and the risks and uncertainties that may cause our future results to differ materially from those anticipated and discussed in the forward-looking statements.

Stock Market Information
Our common stock trades on the NASDAQ National Market under the symbol SONC. At November 30, 2005, we had approximately 46,700 stockholders, including beneficial owners holding shares in nominee or "street" name.

The table below sets forth our high and low stock prices, adjusted for stock splits, during the past two fiscal years:

Quarter Ended	High	Low
November 30, 2003	$ 20.59	$ 16.26
February 29, 2004	$ 23.25	$ 19.67
May 31, 2004	$ 24.31	$ 20.23
August 31, 2004	$ 23.50	$ 21.10
November 30, 2004	$ 29.98	$ 22.40
February 28, 2005	$ 33.87	$ 29.17
May 31, 2005	$ 35.47	$ 30.80
August 31, 2005	$ 33.97	$ 29.17

We currently anticipate that we will retain all of our earnings to support our operations and develop our business. Therefore, we do not pay any cash dividends on our outstanding common stock. Future cash dividends, if any, will be at the discretion of our Board of Directors and will depend upon, among other things, future operations and earnings, capital requirements, general financial conditions, contractual restrictions, and other factors that our Board may consider relevant.



300 Johnny Bench Drive
Oklahoma City, Oklahoma 73104
405/225-5000

www.sonicdrivein.com